SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

QUARTERLY REPORT

(From January 1, 2023 to March 31, 2023)

THIS IS A TRANSLATION OF THE QUARTERLY REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SUPERVISORY COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED AND CERTAIN NUMBERS WERE ROUNDED FOR THE CONVENIENCE OF READERS. REFERENCES TO “Q1”, “Q2”, “Q3” AND “Q4” OF A FISCAL YEAR ARE REFERENCES TO THE THREE-MONTH PERIODS ENDED MARCH 31, JUNE 30, SEPTEMBER 30 AND DECEMBER 31, RESPECTIVELY, OF SUCH FISCAL YEAR. REFERENCES TO “~~W~~” OR “KRW” ARE REFERENCES TO THE KOREAN WON.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH KOREAN INTERNATIONAL FINANCIAL REPORTING STANDARDS, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. K-IFRS ALSO DIFFERS IN CERTAIN RESPECTS FROM THE INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES IN THIS DOCUMENT.

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Attachment: 1. Financial Statements in accordance with K-IFRS

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1.	Company

A.	Name and contact information

The name of our company is “EL-GI DISPLAY CHUSIK HOESA,” which shall be “LG Display Co., Ltd.” in English.

Our principal executive office is located at LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea, and our telephone number is +82-2-3777-1010. Our website address is http://www.lgdisplay.com.

B.	Credit rating

This information is omitted in quarterly reports in accordance with Korean disclosure rules, and we plan to include such information in our semi-annual and annual reports.

C.	Capitalization

(1)	Change in capital stock (as of March 31, 2023)

There were no changes to our issued capital stock during the reporting period ended March 31, 2023.

(2)	Convertible bonds (as of March 31, 2023)

We have no outstanding convertible bonds as of March 31, 2023.

D.	Voting rights

This information is omitted in quarterly reports in accordance with Korean disclosure rules, and we plan to include such information in our semi-annual and annual reports.

E.	Dividends

Dividends	for the three most recent fiscal years

Description (unit)		Q1 2023	2022	2021
Par value (Won)		5,000	5,000	5,000
Profit (loss) for the year (million Won)(1)		(1,213,777)	(3,071,565)	1,186,182
Earnings (loss) per share (Won)(2)		(3,392)	(8,584)	3,315
Total cash dividend amount for the period (million Won)		—	—	232,580
Total stock dividend amount for the period (million Won)		—	—	—
Cash dividend payout ratio (%)(3)		—	—	19.61
Cash dividend yield (%)(4)	Common shares	—	—	2.82
	Preferred shares	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	Preferred shares	—	—	—
Cash dividend per share (Won)	Common shares	—	—	650
	Preferred shares	—	—	—
Stock dividend per share (share)	Common shares	—	—	—
	Preferred shares	—	—	—

(1)	Based on profit for the year attributable to the owners of the controlling company.
(2)	Earnings per share is based on par value of ~~W~~5,000 per share and is calculated by dividing net income by weighted average number of common shares.
(3)	Cash dividend payout ratio is the percentage that is derived by dividing total cash dividend by profit for the year attributable to the owners of the controlling company.
(4)

Cash dividend yield is the percentage that is derived by dividing cash dividend by the arithmetic average of the daily closing prices of our common shares during the one-week period ending two trading days prior to the closing of the register of shareholders for the purpose of determining the shareholders entitled to receive annual dividends.

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Historical dividend information

Number of consecutive years of dividends		Average Dividend Yield(1)
Interim dividends	Annual dividends	Last 3 years	Last 5 years
—	—	0.94	0.56

(1)

The average dividend yield is calculated using the simple arithmetic average method, including the fiscal years in which no dividend was paid (dividends were paid with respect to fiscal year 2021 only based on the dividend resolution date).

F.	Matters relating to Articles of Incorporation

This information is omitted in quarterly reports in accordance with Korean disclosure rules, and we plan to include such information in our semi-annual and annual reports.

2.	Business

A.	Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of products that apply display technologies such as OLED and TFT-LCD. Sorting by major sales product category, television, IT products and mobile and other products accounted for 19%, 38% and 43% of our total sales, respectively, in the first quarter of 2023. Our customers primarily consist of global set makers, and our top ten customers comprised 88% of our total sales revenue in the first quarter of 2023. As a company focused on exports, our overseas sales accounted for approximately 97% of our total sales in the first quarter of 2023. We provide close local support through our overseas sales subsidiaries located in the United States, Germany, Japan, Taiwan, China and Singapore.

We operate key production facilities in Korea, China and Vietnam, and as of March 31, 2023, our production capacity was approximately 1.1 million glass sheets per year, as converted into eighth-generation sheets (2200x2500mm). In order to expand our production capacity of differentiated and competitive products such as OLED panels, our total capital expenditures on a cash out basis was around ~~W~~5.2 trillion in 2022. In 2023, we expect to reduce our capital expenditure to approximately in the ~~W~~3 trillion range, as we strive to secure financial stability.

The major raw materials for display panel production include glass, semiconductors, polarizers, organic matter, backlight units (“BLU”) and printed circuit boards (“PCB”), and the prices of our raw materials may fluctuate as a result of supply and demand in the market as well as changes in our purchase quantity.

As securing production capacity through large scale investments in the display industry requires a long period of time, panel prices may fluctuate due to the imbalance between the increase in production capacity and growth in demand. The sales performance of industry players is differentiated by not only the production capacity of each company but also other competitive differences arising from factors including technology, product development capability, manufacturing efficiency, quality control and customer relationships, along with the price differentiation incorporating such factors. In addition, given the high proportion of our sales overseas, our sales of display panels are denominated mainly in U.S. dollars whereas our purchases of raw materials are denominated mainly in U.S. dollars, Japanese Yen and Chinese Yuan. Accordingly, our profit margins may be affected by changes in the exchange rates between the currencies. We strive to minimize the risk relating to foreign currency denominated assets, liabilities and operating cash flow due to exchange rate fluctuations.

Our research and development expenses represent approximately 13% of our sales, and we are continually creating customer value through systematic R&D activities for new products and technologies. Leveraging our competitive R&D activities, we are leading the display market by providing differentiated values in display panel products utilizing our OLED and TFT-LCD technologies for various uses including television, IT and mobile products, as well as automobiles and industrial uses.

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Consolidated operating results highlights

(Unit: In billions of Won)

	2023 Q1	2022	2021
Sales Revenue	4,411	26,152	29,878
Gross Profit	(383)	1,124	5,305
Operating Profit (loss)	(1,098)	(2,085)	2,231
Total Assets	36,644	35,686	38,155
Total Liabilities	26,115	24,367	23,392

B.	Industry

(1)	Industry characteristics

•	From the supply perspective, the display panel industry is technology- and capital-intensive in nature and requires mass production through achieving an economy of scale.

•

From the demand perspective, the display panel industry tends to demonstrate a high level of volatility depending on the global macroeconomic conditions, major regional sales events and/or seasonal factors.

•

Though we are facing a short-term risk of decreased consumption of display related products and reduced confidence of investors due to continued uncertainty in the global macroeconomic environment; there are continued opportunities in the display market to meet changes in consumer lifestyle and specific consumer needs in the mid- to long-term.

•

In the market for television display panels, new opportunities from the expansion of the ultra-large TV market are expected to arise with the increase of viewable content (including over-the-top services) and more diversified uses of television (such as playing video games).

•

In the market for traditional IT products such as laptops and desktop monitors, growth opportunities for new offerings such as gaming products and portable products are expected to increase due to the continually expanding demand for digital content production and consumption that utilize IT products in light of changes in lifestyle.

•

The growth in the market for smartphone products continued to be concentrated around high value-added products using plastic OLED display panels that offer superior performance through design flexibility, low-power consumption and high resolution, in light of increased use of smartphones for mobile contents and gaming purposes with the development of 5G communication infrastructure.

(2)	Growth Potential

•

The display panel industry is expected to continue to grow, as the essential role of display products as a key device for information and communication in daily lives of individuals as well as for industrial purposes becomes more pronounced. We are strengthening our business base with a focus on customer value and developing new markets under our strategic plan to transition our business to center around OLED, which has a strong future growth potential. With respect to large-sized display panels, we are focusing on securing OLED dominance in the market through differentiated products such as “OLED.EX” and “Cinematic Sound” OLED display panels while leading the expansion into new business areas, such as transparent OLED display panels and gaming display panels. In the small-sized display panel business, we are further expanding our production capacity by securing high value-added and differentiated technology and stable operating capabilities for 6th generation plastic OLED smartphone displays while continuing to grow our small- and medium-sized OLED business in other product lines, including automotive display panels. We are also preparing to respond to new market opportunities, including automotive sound solutions, augmented reality and virtual reality. Furthermore, in the medium-sized display panel business, we are increasing the proportion of premium products such as high resolution and wide screen products based on IPS and Oxide technologies.

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(3)	Cyclicality

•

The display panel business is characterized by being highly cyclical and sensitive to fluctuations in the general economy. The industry experiences recurring volatility caused by imbalances between supply and demand due to capacity expansion and changing production utilization rates within the industry.

•

Macroeconomic factors and other causes of business cycles can affect the rate of growth in demand for display panels. Accordingly, if supply exceeds demand, average selling prices of display panels may decrease. Conversely, if growth in demand outpaces growth in supply, average selling prices may increase.

(4)	Market conditions

•

Most display panel manufacturers are located in Asia as set forth below. Competition in the TFT-LCD sector is intensifying amid investments in new fabrication facilities led by Chinese panel manufacturers. In response, Korean panel manufacturers are continuing their efforts to maintain their market leadership and differentiate themselves by transitioning their business focus to OLED products and upgrading their TFT-LCD businesses.

a.	Korea: LG Display, Samsung Display, etc.

b.	Taiwan: AU Optronics, Innolux, CPT, HannStar, etc.

c.	Japan: Japan Display, Sharp, etc.

d.	China: BOE, CSOT, HKC, etc.

•	Our worldwide market share of large-sized display panels (i.e., panels that are 9 inches or larger) based on revenue is as follows:

	2023 Q1	2022	2021
Panels for Televisions(1)(2)	12.8%	23.6%	21.7%
Panels for IT Products(1)	16.7%	18.8%	19.0%
Total(1)	13.7%	20.2%	19.9%

(1)	Source: Large Area Display Market Tracker (OMDIA). Data for 2023 Q1 are based on OMDIA’s estimates, as actual results for 2023 Q1 have not yet been made available.
(2)	Includes panels for public displays.

(5)	Competitiveness and competitive advantages

•

Our ability to compete successfully depends on factors both within and outside our control, including the development of new and premium products through technological advances, timely investments based on visibility of profitability, adaptable product portfolio and flexible fabrication mix, achievement of competitive production costs through enhancing productivity and managing supply costs of components and raw materials, our relationship with customers, success in marketing to our end-brand customers, general economic and industry conditions and foreign exchange rates.

•

In order for us to compete effectively, it is critical to offer differentiated products that enable us to secure profit margins even during times of a mismatch in the market supply and demand, to be price- and cost-competitive and to maintain stable relationships with customers.

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•

A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. As such, it is important to build a sustained relationship with such customers.

•

Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. It is important that we take active measures to protect our intellectual property internationally. It is also necessary to recruit and retain experienced key managerial personnel and skilled line operators.

•

As a leading technology innovator in the display industry, we continue to focus on delivering differentiated value to our customers by developing various technologies and products, including display panels with WOLED/POLED, IPS, Oxide, in-TOUCH and other technologies. With respect to OLED panels, following our supply of the world’s first 55-inch OLED panels for televisions in January 2013, we have shown that we are technologically a step ahead of the competition by continuing to enhance the performance of our WOLED products and to offer differentiated large-sized OLED products such as our “Transparent,” “Cinematic Sound,” “Bendable,” “Rollable” and “Gaming” large-sized OLED. Moreover, we have continually introduced differentiated plastic OLED products for smartphones, automotive products, wearable devices and foldable notebook computers, among others. With respect to TFT-LCD panels, we are leading the market with our competitive advantages in technology, including through our IPS, Oxide and LTPS technology-based ultra-large and ultra-high definition (“Ultra HD” or “UHD”) television panels, desktop and notebook monitors featuring high resolutions, differentiated designs and high frequency refresh rates, and specialized products for automotive, commercial and medical uses. Our production facilities are also equipped to produce products incorporating in-TOUCH technology.

•	Moreover, we are maintaining and strengthening close long-term relationships with major global firms to secure customers and expand partnerships for technology development.

C.	New businesses

For our continued growth, we are actively exploring and preparing for new business opportunities in response to the changing market environment. As such, we are continually reviewing and looking at opportunities in the display and promising new industries.

D.	Customer-oriented marketing activities

Through engaging in detailed analysis and acquiring insight on the market and industry conditions, technology, products and end-user consumers, we seek to provide differentiated values that are customer- and consumer-friendly. In addition, we engage in activities that are geared to proactively identify and offer meaningful benefits to customers and consumers. As a result, we are continually developing products that provide differentiated values using our differentiated technologies. At the same time, we strive to create new markets and mutually benefit our business and our customers by obtaining customer trust and satisfaction through our customer- and consumer-oriented marketing activities.

3.	Major Products and Raw Materials

A.	Major products

We manufacture TFT-LCD and OLED panels, of which a significant majority is sold overseas.

(Unit: In billions of Won, except percentages)

					2023 Q1
Business area	Sales type	Items (By product)	Usage	Major trademark	Sales Revenue	Percentages (%)
Display	Goods/Products/Services/ Other sales	Televisions	Panels for televisions	LG Display	825	18.7%
		IT products	Panels for monitors, notebook computers and tablets	LG Display	1,695	38.4%
		Mobile, etc.	Panels for smartphones, etc.	LG Display	1,891	42.9%

Total					4,411	100.0%

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B.	Average selling price trend of major products

The average selling prices of display panels are subject to change based on market conditions and demand by product category. The average selling price of display panels per square meter of net display area shipped in the first quarter of 2023 increased by approximately 20% compared to the fourth quarter of 2022 due mainly to a decrease in the proportion of LCD television products. The average selling prices of display panels per square meter of net display area may continually fluctuate in the future due to changes in market conditions.

(Unit: US$ / m2)

Period	Average Selling Price(1)(2) (in US$ / m2)
2023 Q1	850
2022 Q4	708
2022 Q3	675
2022 Q2	566
2022 Q1	660
2021 Q4	806
2021 Q3	750
2021 Q2	703
2021 Q1	736
(1)	Quarterly average selling price per square meter of net display area shipped.
(2)	Excludes semi-finished products in the cell process.

C.	Major raw materials

Prices of major raw materials depend on fluctuations in supply and demand in the market as well as on change in size and quantity of raw materials due to the increased production of large-sized panels.

(Unit: In billions of Won, except percentages)

Business area	Purchase type	Items	Usage	Cost(1)	Ratio (%)	Suppliers
Display	Raw materials	PCB	Display panel manufacturing	383	17.3%	Youngpoong Electronics Co., Ltd., etc.
		Polarizers		335	15.1%	LG Chem, etc.
		BLU		257	11.6%	Heesung Electronics LTD., etc.
		Glass		92	4.1%	Paju Electric Glass Co., Ltd., etc.
		Drive IC		320	14.4%	LX Semicon, etc.
		Others		832	37.5%	—

Total				2,219	100.0%

-	Period: January 1, 2023 ~ March 31, 2023.

(1)	Based on total cost for purchase of raw materials which includes manufacturing and development costs, etc.

(2)	Among our major suppliers, Paju Electric Glass Co., Ltd. is our affiliate, LG Chem is a member company of the LG Group and LX Semicon is an affiliate of LX Holdings Corp.

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•

The average price of polarizers, which is a main raw material for display panels, decreased by 13% in the first quarter of 2023 compared to the first quarter of 2022, while the average price of drive IC decreased by 17% over the same period.

•

The average price of glass, which is a main raw material for OLED TV panels, remained similar in the first quarter of 2023 compared to the first quarter of 2022, but the average price of PCB, a main raw material for laptops and monitor panels, and the average price of BLU decreased by 15%, and 3%, respectively, in the first quarter of 2023 compared to the first quarter of 2022.

4.	Production and Equipment

A.	Production capacity and output

(1)	Production capacity

The table below sets forth the production capacity of our Gumi, Paju and Guangzhou facilities in the periods indicated.

(Unit: 1,000 glass sheets)

Business area	Items	Location of facilities	2023 Q1(1)	2022(1)	2021(1)
Display	Display panel, etc.	Gumi, Paju, Guangzhou	1,063	8,794	9,230

(1)

Calculated based on the maximum monthly input capacity (based on glass input substrate size for eighth-generation glass sheets) during the year multiplied by the number of months in a year (i.e., 12 months). The production capacity for facilities with adjusted utilization rates have been calculated based on the maximum input capacity during the period.

(2)	Production output

The table below sets forth the production output of our Gumi, Paju and Guangzhou facilities in the periods indicated.

(Unit: 1,000 glass sheets)

Business area	Items	Location of facilities	2023 Q1(1)	2022(1)	2021(1)
Display	Display panel, etc.	Gumi, Paju, Guangzhou	891	6,390	8,124

(1)	Based on the production results (input standard) of each plant converted into eighth-generation glass sheets.

B.	Production performance and utilization ratio

(Unit: Hours, except percentages)

Production facilities	Available working hours in 2023 Q1	Actual working hours in 2023 Q1	Average utilization ratio
Gumi	2,160(1) (24 hours x 90 days)	2,048(1) (24 hours x 85 days)	94.8%
Paju	2,160(1) (24 hours x 90 days)	1,728(1) (24 hours x 72 days)	80.0%
Guangzhou	2,160(1) (24 hours x 90 days)	2,040(1) (24 hours x 85 days)	94.4%

(1)	Number of days is calculated by averaging the number of working days for each facility.

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C.	Investment plan

In 2022, our total capital expenditures on a cash out basis was around ~~W~~5.2 trillion. In 2023, we expect to reduce our capital expenditures to approximately in the ~~W~~3 trillion range in order to secure financial stability.

5.	Sales

A.	Sales performance

(Unit: In billions of Won)

Business area	Sales types	Items (Market)		2023 Q1	2022(2)	2021
Display	Products	Display panel	Overseas(1)	4,269	25,651	29,204
			Korea(1)	129	668	621
			Total	4,398	26,319	29,825
	Royalty	LCD, OLED technology patent	Overseas(1)	5	12	14
			Korea(1)	0	0	0
			Total	5	12	14
	Others	Raw materials, components, etc.	Overseas(1)	5	24	27
			Korea(1)	3	10	12
			Total	8	34	39
	Total		Overseas(1)	4,279	25,687	29,245
			Korea(1)	132	678	633

			Total	4,411	26,365	29,878

(1)	Based on ship-to-party.
(2)	Sales excluding forward exchange hedging loss of ~~W~~213 billion for currency risk management of expected export transactions, which has been reclassified to revenue.

B.	Sales organization and sales route

•	As of March 31, 2023, each of our television, IT and mobile businesses had individual sales and customer support functions.

•	Sales subsidiaries in the United States, Germany, Japan, Taiwan, China and Singapore perform sales activities and provide local technical support to customers.

•	Sales of our products take place through one of the following two routes:

1) LG Display Headquarters and overseas manufacturing subsidiaries g Overseas sales subsidiaries (USA/Germany/Japan/Taiwan/China/Singapore), etc. g System integrators and end-brand customers g End users

2) LG Display Headquarters and overseas manufacturing subsidiaries g System integrators and end-brand customers g End users

•	Sales performance by sales route

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Sales performance	Sales route(1)	Ratio
Overseas	Overseas subsidiaries	94.9%
	Headquarters	5.1%
Overseas sales portion (overseas sales / total sales)		97.0%
Korea	Overseas subsidiaries	5.0%
	Headquarters	95.0%
Korea sales portion (Korea sales / total sales)		3.0%

(1)	Percentage by sales route is based on revenue from the Display business segment.

C.	Sales methods and sales terms

•	Direct sales and sales through overseas subsidiaries, etc. Sales terms are subject to change depending on the fluctuation in the supply and demand.

D.	Sales strategy

•

With respect to television products, we are expanding the premium television market with our OLED televisions and working towards strengthening our business portfolio and reinforcing consumer values through new businesses such as gaming and transparent products. We are also securing business stability in the LCD market with products that are commercially differentiated while mainly targeting global customers.

•

With respect to IT products, we are securing stable sales by having major global personal computer and home electronics manufacturers as our primary customer base, and we are also continually strengthening the sales of high-resolution, IPS, narrow bezel and other high-end display panels for monitors, notebook computers and tablets.

•

With respect to a wide range of products including smartphones, wearable devices, commercial products (including interactive whiteboards and video wall displays among others), industrial products (including aviation and medical equipment, among others) and automotive display products, we have continued to build a strong and diversified business portfolio and expanded our global customer base by leveraging the strength of our differentiated products that apply plastic OLED, Tandem n, IPS, in-TOUCH, Super Narrow bezel and other technologies to enable higher resolution and higher reliability.

E.	Major customers

•

Customers “A” and “B” each accounted for more than 10% of our sales revenue in the first quarter of 2023 and the fourth quarter of 2022. Our sales revenue derived from our top ten customers comprised 88% of our total sales revenue in the first quarter of 2023 and 85% in the first quarter of 2022.

6.	Purchase Orders

•

We supply some of our products in accordance with the production plans of automobile manufacturers. However, the volume of our supply is subject to fluctuation depending on the customers’ actual order volume and future market conditions, and it is not possible to accurately predict the changes in demand resulting from changes in the domestic and global economic environment. Moreover, as of March 31, 2023, we do not have purchase order contracts that recognize revenue by measuring progress towards satisfaction of performance obligation by using the cost-based input method.

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7.	Risk Management and Derivative Contracts

A.	Risk management

(1)	Major market risks

Our business is exposed to credit risk, liquidity risk and market risk. Accordingly, we operate a risk management system that identifies and analyzes these risks while monitoring and managing risk level by establishing appropriate risk controls in order to ensure that such risks do not exceed certain threshold levels.

Market risk refers to the risk that income from the financial instruments that we hold or the fair value of such financial instruments will fluctuate due to fluctuations in market prices, such as exchange rates, interest rates and prices of equity securities. The objective of our market risk management system is to manage and control our exposure to market risk within an acceptable level while optimizing our profit levels.

(2)	Risk management method

As the average selling prices of OLED and TFT-LCD panels can continue to decline over time irrespective of industry-wide cyclical fluctuations, we may find it hard to manage risks associated with certain factors that are outside our control. However, we counteract such declines in average selling prices by increasing the proportion of high value added panels in our product mix while also implementing various cost reduction measures.

In addition, in order to manage our risk against foreign currency fluctuations, we eliminate such risk by adopting a policy of maintaining our net exposure risk within an acceptable level by buying or selling foreign currencies at spot rates, when necessary, to address short-term imbalances in the inflow and outflow of foreign currency funds. We also continually monitor our currency position and risk for other monetary assets and liabilities denominated in foreign currencies, and when needed, we may from time to time enter into cross-currency interest rate swap contracts and foreign currency forward contracts. Furthermore, we have adopted a policy aimed at minimizing uncertainty and financial costs arising from interest rate fluctuations and manage our interest rate risk through periodic monitoring of interest rate trends and adoption of appropriate countermeasures.

B.	Derivative contracts

(1)	Currency risks

•

We are exposed to currency risks on sales, purchases and borrowings that are denominated in currencies other than in Won, our functional currency. These currencies are primarily the U.S. dollar, the Chinese Yuan and the Japanese Yen.

•

Interest on borrowings is denominated in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by our underlying operations, primarily in Won, the U.S. dollar and the Chinese Yuan.

•

As of the end of the reporting period, in order to avoid risks of interest rate fluctuations and exchange rate fluctuations on foreign currency denominated borrowings with floating interest rates, we entered into an aggregate of $2,305 million in Won/US dollar cross currency swap agreements with Standard Chartered Bank and others, for which we have not applied hedge accounting.

•

Any rights or obligations arising from derivative contracts that do not apply hedge accounting are measured at fair value and are accounted for as assets and liabilities, whereas any resulting valuation gain or loss is recognized as profit or loss at the time such valuation gain or loss is incurred.

•	We recognized a net gain on valuation of derivative instruments in the amount of ~~W~~62 billion with respect to our foreign exchange derivative instruments held during the reporting period.

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(2)	Interest rate risks

•

Our exposure to interest rate risks relates primarily to our floating rate long term loan obligations. We have established and are managing interest rate risk policies to minimize uncertainty and costs associated with interest rate fluctuations by monitoring cyclical interest rate fluctuations and enacting countermeasures.

•

As of the end of the reporting period, we entered into an aggregate face value of US$1,705 million (equivalent to Won 2,223.0 billion) in cross-currency interest swap agreements with Hana Bank and others, and an aggregate of ~~W~~760 billion in interest rate swap agreements with KB Kookmin Bank and others, for which we have not applied hedge accounting. We recognized a net loss on valuation of derivative instruments in the amount of ~~W~~7 billion with respect to our interest rate derivative instruments held during the reporting period.

•

A fundamental transition in benchmark reference rates is taking place globally and some interbank lending rates (“IBORs”) are becoming replaced with new risk-free benchmark rates. In particular, in the case of London Interbank Offered Rate (“LIBOR”), with the exception of overnight, 1-month, 3-month, 6-month and 12-month USD LIBOR rates, all rates have been ceased as of December 31, 2021. The aforementioned five USD LIBOR rates will also cease to exist as of June 30, 2023. While none of our financial instruments currently outstanding are tied to LIBOR rates that have been ceased to date, we plan to replace our existing financial instruments tied to LIBOR rates with the Secured Overnight Financing Rate (“SOFR”). In addition, while Korea Overnight Financing Repo Rate (“KOFR”) was selected as the benchmark reference rate for domestic certificate of deposit interest rates as part of the benchmark reference rate reform, we are not planning to adopt KOFR, as certificate of deposit interest rates are not scheduled to be ceased. Following the transition away from the LIBOR, we are exposed to legal risk associated with amending the contracts for such financial instruments as well as operational risk associated with managing the transition and its impact. We are also exposed to the risk of monitoring the market trend on alternative benchmark reference rates and establishing a risk management strategy accordingly. In order to manage such risks in relation to benchmark reference rate reform, we are assessing the extent to which each contract references IBOR cash flows, whether such contract should be amended and how to manage communication with counterparties on benchmark reference rate transition. Moreover, we have inserted replacement clauses for IBORs that have not yet been converted to alternative benchmark reference rates. However, even if a replacement clause has been inserted, if the interest rate of the financial instrument is still tied to an IBOR, we consider such financial instrument as not yet having been converted. See Note 26 of the notes to our consolidated annual financial statements included elsewhere in this report for further information.

8.	Major Contracts

Our material contracts, other than contracts entered into in the ordinary course of business, are set forth below:

Type of agreement	Name of party	Term	Content
Technology licensing/supply agreement	Hewlett-Packard	January 2011 ~	Patent licensing of semi-conductor device technology
	Ignis Innovation, Inc.	July 2016 ~	Patent licensing of OLED related technology
	HannStar Display Corporation	December 2013 ~	Patent cross-licensing of LCD technology
	AU Optronics Corporation	August 2011~	Patent cross-licensing of LCD technology
	Innolux Corporation	July 2012 ~	Patent cross-licensing of LCD technology
	Universal Display Corporation	January 2015 ~ December 2025	Patent licensing of OLED related technology
	Semiconductor Energy Laboratory	January 2021 ~ December 2030	Patent licensing of LCD and OLED related technology

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9.	Research & Development (“R&D”)

A.	Summary of R&D-related expenditures

(Unit: In millions of Won, except percentages)

Items		2023 Q1	2022	2021
R&D Expenditures (prior to deducting governmental subsidies)		591,559	2,431,590	2,127,705
Governmental Subsidies		(61)	(1,008)	(941)

Net R&D-Related Expenditures		591,497	2,430,582	2,126,764

Accounting Treatment(1)	R&D Expenses	472,655	1,927,828	1,813,876
	Development Cost (Intangible Assets)	118,842	502,754	312,888

R&D-Related Expenditures / Revenue Ratio(2) (Total R&D-Related Expenditures ÷ Revenue for the period × 100)		13.4%	9.3%	7.1%

(1)

For accounting treatment purposes, R&D expenses are presented as research and development expenses in our statements of comprehensive income, net of amortization of capitalized intangible asset development costs.

(2)	Calculated based on the R&D-related expenditures before subtracting government subsidies (state subsidies).

B.	R&D achievements

Achievements in 2021

(1)	Developed the world’s first bendable OLED television display product (65” UHD)

•	Implemented both flat and bendable forms based on the scene usage and provided diverse form factors to customers

(2)	Developed the world’s first 83” OLED television display product

•	Increased the range of options for customers by developing the new 83” UHD

(3)	Developed the world’s first QHD 240Hz gaming notebook product (15.6”)

•	Developed the world’s first QHD resolution 240Hz high-speed notebook product (obtained panel characteristics through new design and process optimization)

•	Led the QHD high-speed gaming product market

(4)	Developed the world’s first high contrast ratio 2000:1 monitor product (27”, 31.5”)

•	Developed the world’s first IPS contrast ratio 2000:1 monitor product through the development of high contrast nega-LC material (Existing product: posi-LC, 1000:1)

•	Led the high-end display quality product market

(5)	Developed the world’s first 42” OLED television display product

•	Expanded the product segment by developing the new 42” UHD display panel

(6)	Developed our first Auto LCD 750R extreme curvature product (12.66” FHD)

•	Achieved differentiated design by developing LTPS 750R extreme curvature product

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Achievements in 2022

(1)	Developed the world’s first 16:18 aspect ratio monitor product (27.6” SDQHD)

•	Developed a 27.6” (21.5”, 21.5”, vertical arrangement) monitor product, which is optimized for multi-tasking amid the increase in working remotely as a result of the COVID-19 pandemic

•	Created a new market through the development of a new aspect ratio (16:18, 2560x2880) product

(2)	Developed our first three-sided “Borderless” notebook panel product (13.4” WU XPS)

•	Led the high-end market by adopting a new, three-sided borderless design applying low power consumption variable refresh rate technology

(3)	Developed the world’s first 97” OLED TV product

•	Developed a product that outperforms competitors’ products both in display quality and in size in the high-end market

•	Strengthened the global trend towards OLED dominance by expanding our extra-large OLED TV product lineup and secured related original technology

(4)	Developed the world’s first Curved 1,900R Black monitor product (34”)

•	Developed the world’s first IPS Black Curved monitor product (contrast ratio 2000:1) by utilizing nega-LC material

•	Led the high-end Curved product market

(5)	Developed our first 12.3” cluster product utilizing VDA 3D technology

•	Utilizing VDA (Viewing Distance Adaption) technology, developed a 12.3” cluster product that applies glassless 3D technology and changes the user’s viewing distance while driving

(6)	Developed the world’s first 12.3” cluster product utilizing DLC technology

•

Utilizing DLC (Double LGP Control) technology, developed a 12.3” cluster product which display is, when positioned in the passenger seat, visually recognizable from the passenger seat but not from the driver’s seat.

(7)	Developed the world’s first META technology-applied product (gaming products: 27”, 45”; and television products: 4K 77/65/55”, 8K 77”)

•	Utilizing the development of META OLED technology, entered the gaming monitor market and strengthened flagship leadership in the premium TV market

1) Gaming product (27”, 45”): Secured high PPI luminance performance based on the META technology and provided a display optimized for gaming through high-speed (240 Hz), fast response time (0.03ms) and curved technology

2) Large television (4K/8K): Developed product with world’s best picture quality (luminance/viewing angle) based on META technology

(8)	Developed the world’s first IPS Gaming FHD 480Hz monitor product (24.5”)

•	Applied high-performance Oxide-TFT BCE-4 cell to 480Hz FHD screens

•	Received the 2023 CES Award in Best Innovation / Gaming / Computer Accessory category

10.	Intellectual Property

As of March 31, 2023, our cumulative patent portfolio (including patents that have already expired) included 26,060 patents in Korea and 33,459 patents in other countries. In the first quarter of 2023, we registered 567 patents in Korea and 455 patents in other countries.

11.	Environmental and Safety Matters

In order to minimize the environmental impact of our business activities, we are actively responding to environmental regulations applicable to our products and business sites.

15

A.	Business environment management

We have installed and operate various types of prevention facilities to minimize the emission of environmental pollutants generated in our production process. With respect to air and water pollutants, we set and manage our internal standard at 70% of the permitted levels under the regulatory emission standards. In addition, in order to establish a resource circulation system, we operate a proprietary system to monitor waste from its generation to treatment, have developed waste treatment technology and identified suitable recycling companies to reduce the amount of waste we generate and maximize recycling.

In addition, as we were designated a target company for the greenhouse gas emission trading system in 2015, we allocate and monitor our greenhouse gas emissions every year. In order to continually promote the reduction of greenhouse gas emissions, we have set a medium- to long-term goal to reduce the emission level by continually investing in facility improvements and monitoring our emission levels.

We are subject to a variety of environmental laws and regulations, and operations at our manufacturing plants are subject to regulation and periodic scheduled and unscheduled on-site inspections by the Ministry of Environment and local environmental protection authorities. The primary types of environmental laws applicable to us include the following:

(1)	Environmental pollutant emission regulations: Clean Air Conservation Act, Water Quality Conservation Act, Wastes Control Act, Environmental Impact Assessment Act, etc.

(2)	Greenhouse gas emission management: Framework Act on Carbon Neutral and Green Growth to Respond to Climate Crisis, Act on the Allocation and Trading of Greenhouse Gas Emission Permits, etc.

(3)	Other workplace environment management: Chemicals Control Act, Chemicals Registration and Evaluation Act, Soil Environment Conservation Act, etc.

Through the implementation of an environmental and energy management system, we are continuously making efforts to minimize environmental impact and reduce energy usage in all aspects of our business process. Accordingly, we have acquired and currently operate the environmental management system ISO14001 for all of our domestic and overseas production sites, and we have also obtained energy management system ISO 50001 certifications for our domestic business sites and overseas subsidiaries in Nanjing, Guangzhou, and Yantai in order to build a sustainable management system. In addition, we have established company-wide safety, healthy, energy and environment management policies and manuals, which are regularly updated based on international standards. We also conduct systematic management of our business process in accordance with international standards through annual follow-up and renewal audits.

In recognition of our efforts, we were awarded the highest level, Leadership A, and received the grand prize award at the CDP Water Korea Best Awards in 2016 from the Carbon Disclosure Project, which was presided over by the Carbon Disclosure Project Korea Committee. Since then, we have continued to maintain our excellence in water conservation activities and received Leadership A recognition from 2018 to 2022. In addition, we have also received the Carbon Management Honors Club award from 2017 to 2020 and the Carbon Management Sector Honors every year since 2016 in recognition of our continued greenhouse gas emission reduction activities.

In addition, in recognition of our efforts toward recycling rate improvement and waste reduction, we were nominated as a leading company with an excellent performance in resource circulation and received a commendation from the Minister of Environment in 2020. Our overseas subsidiary in Yantai earned Platinum Zero Waste to Landfill (“ZWTL”) validation in 2021, and all of our domestic production facilities earned Gold ZWTL validation (above 95% recycling rate), and our overseas subsidiary in Nanjing earned Platinum validation in 2022. In 2022, we introduced a resource recirculation recognition program in accordance with the Korean government’s waste management policy and received circular resource certification on eight types of our discarded trays and vinyl. We will continue our efforts to reinforce our resource circulation program by minimizing waste and maximizing recycling rate.

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Moreover, in line with the global trend for environmental, social, and governance (“ESG”) management, we earned Gold rating (which recognizes top 5% companies) in the ESG assessment conducted by global research center EcoVadis. We have continued to pursue ESG management activities based on the spirit of “value creation for consumers” and “human-first management,” and we plan to obtain further recognition for our eco-friendly management and share relevant information with the stakeholders.

B.	Product environment management

In the case of the European Union’s Restriction of Hazardous Substances (RoHS) Directive 2011/65/EU, with the adoption of Directive (EU) 2015/863 in 2016, four additional substances (four phthalate substances) have been added to the six already restricted substances, which additional restrictions became effective as of July 22, 2019. In order to address the latent risk elements of the four phthalate substances that became restricted in 2019 and to establish a more stable management system, we implemented in 2016 a preemptive response process with respect to such four phthalate substances. In implementing this process, we collaborated with external agencies to ascertain regulatory trends and establish our response strategy, and we formulated and applied effective management measures through the collaborative efforts of our development, procurement and quality teams.

While Beryllium (Be) has not been designated internationally as a mandatorily restricted substance, it has continued to be the subject of discussion for restriction, and certain of our customers have designated it as a restricted substance not to be used in products. Accordingly, we have completed verification of the parts used in products for customers who have banned the use of Beryllium. We have also conducted verification of the parts used in products for all customers who are expected to implement a ban and we have established a Beryllium verification process for parts in development. Through such efforts, we have established a voluntary hazardous substance response process that can be expanded to products for all customers, not only those who have requested a response.

In response to the continued strengthening of regulations governing environmentally-regulated substances, we operate our own verification process for such substances in accordance with international standards. Moreover, we participated in reforming IEC 62321, an international testing standard published by the International Electrotechnical Commission and used by RoHS, and the commission adopted our halogen-free combustion ion chromatography method in as IEC 62321-3-2, which was published in June 2013. In 2017, in a joint effort with the global product testing/accreditation agency SGS, we became the first display panel company to develop Eco Label, an environmentally friendly accreditation program for television display modules, and have since continuously received the SGS Eco Label accreditation for our OLED television models. For the IPS Nano Color for LCD, we received the Quality & Performance Mark from Intertek, a global product testing/accreditation agency, by applying a technology to eliminate cadmium (Cd) and indium phosphide (InP). In 2018, we became the first display panel company to receive the “Green Technology Certification” from the Korean Ministry of Science and ICT for improving the light efficiency technology of OLED to promote energy use reduction. In 2021, we received the “Green Technology Certification” from the Korean Ministry of Science and ICT for our advanced incell touch display technology, an eco-friendly technology with touch-sensing electrodes and transmission lines that reduce carbon emissions and the use of rare metals. We also obtained an eco-friendly certification from TUV SUD, a globally recognized accreditation agency, for excellence in resource circulation and non-use of specific hazardous substances in our OLED television and PO mobile models, following our co-development of such certification program with such agency. In 2022, we became the first company in the industry to receive the SGS Eco Mark accreditation for our automotive display products utilizing plastic OLED and low-temperature polycrystalline silicon LCD, in recognition for the reduction of their power consumption by a maximum of 39% by increasing luminous efficiency of their organic elements, improving their liquid crystal transmittance rate, and minimizing hazardous substances. We also obtained the SGS performance accreditation for our IT display products applying antibacterial films.

C.	Status of sanctions

This information is omitted in quarterly reports in accordance with Korean disclosure rules, and we plan to include such information in our semi-annual and annual reports.

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12.	Financial Information

A.	Financial highlights (Based on consolidated K-IFRS).

(Unit: In millions of Won)

Description	As of March 31, 2023	As of December 31, 2022	As of December 31, 2021
Current assets	9,853,531	9,444,035	13,187,067
Quick assets	7,042,945	6,571,117	9,836,692
Inventories	2,810,586	2,872,918	3,350,375
Non-current assets	26,790,707	26,241,984	24,967,448
Investments in equity accounted investees	93,349	109,119	126,719
Property, plant and equipment, net	21,173,814	20,946,933	20,558,446
Intangible assets	1,731,262	1,752,957	1,644,898
Other non-current assets	3,792,282	3,432,975	2,637,385
Total assets	36,644,238	35,686,019	38,154,515
Current liabilities	12,758,129	13,961,520	13,994,817
Non-current liabilities	13,357,365	10,405,272	9,397,197
Total liabilities	26,115,494	24,366,792	23,392,014
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	4,145,617	5,359,769	8,541,521
Other equity	781,522	479,628	537,142
Non-controlling interest	1,561,413	1,439,638	1,643,646
Total equity	10,528,744	11,319,227	14,762,501

(Unit: In millions of Won, except for per share data and number of consolidated entities)

Description	For the three months ended March 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Revenue	4,411,056	26,151,781	29,878,043
Operating profit (loss)	(1,098,358)	(2,085,047)	2,230,608
Profit (loss) from continuing operations	(1,153,100)	(3,195,585)	1,333,544
Profit (loss) for the period	(1,153,100)	(3,195,585)	1,333,544
Profit (loss) attributable to:
Owners of the company	(1,213,777)	(3,071,565)	1,186,182
Non-controlling interest	60,677	(124,020)	147,362
Basic earnings (loss) per share	(3,392)	(8,584)	3,315
Diluted earnings (loss) per share	(3,392)	(8,584)	3,130
Number of consolidated entities	22	22	22

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B.	Financial highlights (Based on separate K-IFRS).

(Unit: In millions of Won)

Description	As of March 31, 2023	As of December 31, 2022	As of December 31, 2021
Current assets	5,098,476	5,627,177	8,566,656
Quick assets	3,165,645	3,702,583	6,435,659
Inventories	1,932,831	1,924,594	2,130,997
Non-current assets	23,971,274	23,631,862	20,911,466
Investments	4,939,544	4,837,704	4,942,729
Property, plant and equipment, net	13,928,863	14,044,844	12,010,858
Intangible assets	1,618,409	1,635,181	1,459,812
Other non-current assets	3,484,458	3,114,133	2,498,067
Total assets	29,069,750	29,259,039	29,478,122
Current liabilities	15,396,150	16,043,011	13,148,969
Non-current liabilities	7,729,460	5,865,589	5,686,335
Total liabilities	23,125,610	21,908,600	18,835,304
Share capital	1,789,079	1,789,079	1,789,079
Share premium	2,251,113	2,251,113	2,251,113
Retained earnings	1,903,948	3,310,247	6,611,853
Other equity	0	0	(9,227)
Total equity	5,944,140	7,350,439	10,642,818

(Unit: In millions of Won, except for per share data)

Description	For the three months ended March 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2021
Revenue	3,942,097	24,131,172	28,364,914
Operating profit (loss)	(1,575,792)	(3,201,463)	721,931
Profit (loss) from continuing operations	(1,405,754)	(3,191,387)	552,173
Profit (loss) for the period	(1,405,754)	(3,191,387)	552,173
Basic earnings (loss) per share	(3,929)	(8,919)	1,543
Diluted earnings (loss) per share	(3,929)	(8,919)	1,540

C.	Consolidated subsidiaries (as of March 31, 2023)

Company Interest	Primary Business	Location	Equity
LG Display America, Inc.	Sales	U.S.A.	100%
LG Display Germany GmbH	Sales	Germany	100%
LG Display Japan Co., Ltd.	Sales	Japan	100%
LG Display Taiwan Co., Ltd.	Sales	Taiwan	100%
LG Display Nanjing Co., Ltd.	Manufacturing	China	100%
LG Display Shanghai Co., Ltd.	Sales	China	100%
LG Display Guangzhou Co., Ltd.	Manufacturing	China	100%
LG Display Shenzhen Co., Ltd.	Sales	China	100%
LG Display Singapore Pte. Ltd.	Sales	Singapore	100%
L&T Display Technology (Fujian) Limited	Manufacturing and sales	China	51%
LG Display Yantai Co., Ltd.	Manufacturing	China	100%
LG Display (China) Co., Ltd.	Manufacturing and sales	China	70%
Nanumnuri Co., Ltd.	Workplace services	Korea	100%
Unified Innovative Technology, LLC	Managing intellectual property	U.S.A.	100%
Global OLED Technology LLC	Managing intellectual property	U.S.A.	100%
LG Display Guangzhou Trading Co., Ltd.	Sales	China	100%
LG Display Vietnam Haiphong Co., Ltd.	Manufacturing	Vietnam	100%
Suzhou Lehui Display Co., Ltd.	Manufacturing and sales	China	100%
LG Display Fund I LLC(1)	Investing in new emerging companies	U.S.A	100%
LG Display High-Tech (China) Co., Ltd.	Manufacturing and sales	China	70%

(1)	During the reporting period, we invested an additional ~~W~~1,840 million in LG Display Fund I LLC.
(2)	In addition to our consolidated subsidiaries listed above, as of March 31, 2023, we have invested ~~W~~100,000 million in MMT (Money Market Trust).

19

D.	Status of equity investments (as of March 31, 2023)

(1)	Consolidated subsidiaries

Company	Capital Stock (in millions)		Date of Incorporation	Equity Interest
LG Display America, Inc.	USD	411	September 1999	100%
LG Display Germany GmbH	EUR	1	October 1999	100%
LG Display Japan Co., Ltd.	JPY	95	October 1999	100%
LG Display Taiwan Co., Ltd.	NTD	116	April 1999	100%
LG Display Nanjing Co., Ltd.	CNY	3,020	July 2002	100%
LG Display Shanghai Co., Ltd.	CNY	4	January 2003	100%
LG Display Guangzhou Co., Ltd.	CNY	1,655	June 2006	100%
LG Display Shenzhen Co., Ltd.	CNY	4	July 2007	100%
LG Display Singapore Pte. Ltd.	USD	1	November 2008	100%
L&T Display Technology (Fujian) Limited	CNY	116	December 2009	51%
LG Display Yantai Co., Ltd.	CNY	1,008	March 2010	100%
Nanumnuri Co., Ltd.	KRW	800	March 2012	100%
LG Display (China) Co., Ltd.	CNY	8,232	December 2012	70%
Unified Innovative Technology, LLC	USD	9	March 2014	100%
LG Display Guangzhou Trading Co., Ltd.	CNY	1	April 2015	100%
Global OLED Technology LLC	USD	138	December 2009	100%
LG Display Vietnam Haiphong Co., Ltd.	USD	600	May 2016	100%
Suzhou Lehui Display Co., Ltd.	CNY	637	July 2016	100%
LG Display Fund I LLC(1)	USD	72	May 2018	100%
LG Display High-Tech (China) Co., Ltd.	CNY	15,600	July 2018	70%
MMT (Money Market Trust)		—	January 2018	—

(1)	During the reporting period, we invested an additional ~~W~~1,840 million in LG Display Fund I LLC.

(2)	Affiliated companies

Company	Carrying Amount (in millions)		Date of Incorporation	Equity Interest
Paju Electric Glass Co., Ltd.	~~W~~	29,310	January 2005	40%
Wooree E&L Co., Ltd.	~~W~~	11,854	June 2008	13%
YAS Co., Ltd.	~~W~~	28,643	April 2002	15%
Avatec Co., Ltd.	~~W~~	20,013	August 2000	14%
Arctic Sentinel, Inc.		—	June 2008	10%
Cynora GmbH		—	March 2003	11%
Material Science Co., Ltd.	~~W~~	3,529	January 2014	10%

20

Although our respective share interests in Wooree E&L Co., Ltd., YAS Co., Ltd., Avatec Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH and Material Science Co., Ltd. are below 20%, we are able to exercise significant influence through our right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

For the three months ended March 31, 2023 and 2022, the aggregate amount of dividends we received from our affiliated companies was ~~W~~15,200 million and ~~W~~4,461 million, respectively.

13.	Audit Information

A.	Audit service

(Unit: In millions of Won, hours)

Description	2023 Q1	2022	2021
Auditor	KPMG Samjong	KPMG Samjong	KPMG Samjong
Activity	Audit by independent auditor	Audit by independent auditor	Audit by independent auditor
Compensation(1)	1,640 (590)(2)	1,557 (575)(2)	1,470 (550)(2)
Time required(3)	1,473	21,238	20,821

(1)	Compensation amount is the contracted amount for the full fiscal year.
(2)	Compensation amount in ( ) is for Form 20-F filing and SOX 404 audit.
(3)	Figures are based on actual performance as of the date of this report.

B.	Non-audit service

(Unit: In millions of Won, hours)

Period	Date of contract	Description of service	Period of service	Compensation
2023 Q1	—	—	—	—
2022	—	—	—	—
2021	—	—	—	—

*	Based on direct contracts on a separate basis.

14.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

This information is omitted in quarterly and semi-annual reports in accordance with Korean disclosure rules, and we plan to include such information in our annual report.

15.	Board of Directors

This information is omitted in quarterly reports in accordance with Korean disclosure rules, and we plan to include such information in our semi-annual and annual reports.

16.	Information Regarding Shares

A.	Total number of shares

(1)	Total number of shares authorized to be issued (as of March 31, 2023): 500,000,000 shares.

(2)	Total shares issued and outstanding (as of March 31, 2023): 357,815,700 shares.

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B.	Shareholder list

(1)	Largest shareholder and related parties as of March 31, 2023:

Name	Relationship	Number of shares of common stock	Equity interest
LG Electronics	Largest shareholder	135,625,000	37.9%
James (Hoyoung) Jeong	Registered director of member company	15,000	0.0%

(2)	Shareholders who are known to us that own 5% or more of our shares as of December 31, 2022(1):

Beneficial owner	Number of shares of common stock	Equity interest
LG Electronics	135,625,000	37.90%

(1)

Based on the public disclosure filing of the National Pension Service on April 24, 2023, the National Pension Service held 19,362,894 shares of our common stock, which resulted in a change in its equity interest in us to 5.41%.

17.	Directors and Employees

A.	Directors

(1)	List of Members of Board of Directors

Name	Position	Shares of the Company held	First appointed	Term expires
James (Hoyoung) Jeong	Representative Director (non-outside), Chief Executive Officer and President	15,000	September 17, 2019	March 21, 2026
Sung Hyun Kim	Director (non-outside), Chief Financial Officer and Senior Vice President	—	December 1, 2018	March 23, 2025
Beom Jong Ha	Non-standing Director and Member of Outside Director Nomination Committee	—	March 23, 2022	March 23, 2025
Doocheol Moon	Outside Director and Member of Audit Committee, Related Party Transaction Committee and ESG Committee	—	March 23, 2021	March 23, 2024
Chung Hae Kang	Outside Director and Member of Audit Committee, Outside Director Nomination Committee, Related Party Transaction Committee and ESG Committee	—	March 23, 2022	March 23, 2025
Jungsuk Oh	Outside Director and Member of Audit Committee, Outside Director Nomination Committee, Related Party Transaction Committee and ESG Committee	—	April 26, 2022	March 21, 2026
Sang Hee Park	Outside Director and Member of Audit Committee and ESG Committee	—	March 21, 2023	March 21, 2026

(2)	Compensation of Directors

This information is omitted in quarterly reports in accordance with Korean disclosure rules, and we plan to include such information in our semi-annual and annual reports.

B.	Employees

This information is omitted in quarterly reports in accordance with Korean disclosure rules, and we plan to include such information in our semi-annual and annual reports.

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18.	Other Matters

A.	Legal proceedings

We are a defendant in two separate civil lawsuits (comprising one damages claim in the United Kingdom filed by private plaintiffs and one damages claim in Israel filed by private plaintiffs) filed against us and certain other TFT-LCD panel manufacturers in connection with alleged anticompetitive behavior of the defendants. In each of these cases, the amount being sought has not been determined, and no trial has been scheduled. While the expected outcome of each of these cases is unclear, we do not believe that any of these cases would have a material effect on our financial conditions.

B.	Material events subsequent to the reporting period

This information is omitted in quarterly reports in accordance with Korean disclosure rules, and we plan to include such information in our semi-annual and annual reports.

23

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2023 and 2022

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of LG Display Co., Ltd. and subsidiaries (the “Group”) which comprise the condensed consolidated interim statement of financial position as of March 31, 2023, the condensed consolidated interim statements of comprehensive income (loss), changes in equity and cash flows for the three-month periods ended March 31, 2023 and 2022, and notes comprising a summary of material accounting policy information and other explanatory information.

Management’s Responsibility for the Condensed Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

We audited the consolidated statement of financial position as of December 31,2022 and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with Korean Standards on Auditing, and our report thereon, dated March 3, 2023, expressed an unmodified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2022, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

KPMG Samjong Accounting Corp.

Seoul, Korea

May 12, 2023

This report is effective as of May 12, 2023, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Financial Position

(Unaudited)

As of March 31, 2023 and December 31, 2022

(In millions of won)	Note	March 31, 2023		December 31, 2022
Assets
Cash and cash equivalents	4, 26	~~W~~	2,212,724	1,824,649
Deposits in banks	4, 26		1,681,611	1,722,607
Trade accounts and notes receivable, net	5, 15, 26, 28		2,381,906	2,358,914
Other accounts receivable, net	5, 26		207,158	169,426
Other current financial assets	6, 26		223,912	165,355
Inventories	7		2,810,586	2,872,918
Prepaid income taxes			2,950	5,275
Other current assets	5		332,684	324,891

Total current assets			9,853,531	9,444,035
Deposits in banks	4, 26		11	11
Investments in equity accounted investees	8		93,349	109,119
Other non-current financial assets	6, 26		254,829	289,098
Property, plant and equipment, net	9, 18		21,173,814	20,946,933
Intangible assets, net	10, 18		1,731,262	1,752,957
Investment Property	11		27,043	28,269
Deferred tax assets	24		3,049,958	2,645,077
Defined benefits assets, net	13		426,480	447,521
Other non-current assets			33,961	22,999

Total non-current assets			26,790,707	26,241,984

Total assets		~~W~~	36,644,238	35,686,019

Liabilities
Trade accounts and notes payable	26, 28	~~W~~	3,935,468	4,061,684
Current financial liabilities	12, 26, 27		5,272,941	5,489,254
Other accounts payable	26		2,514,885	3,242,929
Accrued expenses			615,022	729,193
Income tax payable			157,325	112,429
Provisions	14		155,445	173,322
Advances received			31,183	65,069
Other current liabilities			75,860	87,640

Total current liabilities			12,758,129	13,961,520
Non-current financial liabilities	12, 26, 27, 28		12,026,668	9,622,352
Non-current provisions	14		76,321	86,157
Defined benefit liabilities, net	13		1,744	1,531
Long-term advances received	15		560,634	—
Deferred tax liabilities	24		4,927	4,346
Other non-current liabilities	26		687,071	690,886

Total non-current liabilities			13,357,365	10,405,272

Total liabilities			26,115,494	24,366,792

Equity
Share capital	16		1,789,079	1,789,079
Share premium	16		2,251,113	2,251,113
Retained earnings			4,145,617	5,359,769
Reserves	16		781,522	479,628

Total equity attributable to owners of the Controlling Company			8,967,331	9,879,589

Non-controlling interests			1,561,413	1,439,638

Total equity			10,528,744	11,319,227

Total liabilities and equity		~~W~~	36,644,238	35,686,019

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

(Unaudited)

For the three-month periods ended March 31, 2023 and 2022

(In millions of won, except earnings per share)	Note	2023		2022
Revenue	17, 18, 28	~~W~~	4,411,056	6,471,480
Cost of sales	7, 19, 28		(4,794,490)	(5,653,669)

Gross profit (loss)			(383,434)	817,811
Selling expenses	19, 20		(137,625)	(230,889)
Administrative expenses	19, 20		(224,394)	(225,899)
Research and development expenses	19		(352,905)	(322,677)

Operating profit (loss)			(1,098,358)	38,346

Finance income	23		514,535	371,978
Finance costs	23		(668,081)	(355,318)
Other non-operating income	22		383,350	352,966
Other non-operating expenses	19, 22		(605,718)	(372,589)
Equity in income of equity accounted investees, net			(567)	2,055

Profit (loss) before income tax			(1,474,839)	37,438
Income tax benefit	24		(321,739)	(16,840)

Profit (loss) for the period			(1,153,100)	54,278

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	13		(545)	(3,888)
Other comprehensive income (loss) from associates			170	52

			(375)	(3,836)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	16		363,105	182,938
Loss on valuation of derivative			—	(4,885)
Other comprehensive income (loss) from associates	16		(113)	(1,190)

			362,992	176,863

Other comprehensive income for the period, net of income tax			362,617	173,027

Total comprehensive income (loss) for the period		~~W~~	(790,483)	227,305

Profit (loss) attributable to:
Owners of the Controlling Company			(1,213,777)	20,041
Non-controlling interests			60,677	34,237

Profit (loss) for the period		~~W~~	(1,153,100)	54,278

Total comprehensive income (loss) attributable to:
Owners of the Controlling Company			(912,258)	160,308
Non-controlling interests			121,775	66,997

Total comprehensive income (loss) for the period		~~W~~	(790,483)	227,305

Earnings (loss) per share (in won)
Basic earnings (loss) per share	25	~~W~~	(3,392)	56

Diluted loss per share	25	~~W~~	(3,392)	(105)

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited)

For the three-month periods ended March 31, 2023 and 2022

	Attributable to owners of the Controlling Company
(In millions of won)	Share capital		Share premium	Retained earnings	Reserves	Sub-total	Non- controlling interests	Total equity
Balances at January 1, 2022	~~W~~	1,789,079	2,251,113	8,541,521	537,142	13,118,855	1,643,646	14,762,501

Total comprehensive income (loss) for the period
Profit for the period		—	—	20,041	—	20,041	34,237	54,278

Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(3,888)	—	(3,888)	—	(3,888)
Foreign currency translation differences for foreign operations, net of tax		—	—	—	150,178	150,178	32,760	182,938
Other comprehensive loss from associates		—	—	52	(1,190)	(1,138)	—	(1,138)
Loss on valuation of derivative		—	—	—	(4,885)	(4,885)	—	(4,885)

Total other comprehensive income (loss)		—	—	(3,836)	144,103	140,267	32,760	173,027

Total comprehensive income (loss) for the period	~~W~~	—	—	16,205	144,103	160,308	66,997	227,305

Transaction with owners, recognized directly in equity
Dividends		—	—	(232,580)	—	(232,580)	—	(232,580)

Balances at March 31, 2022	~~W~~	1,789,079	2,251,113	8,325,146	681,245	13,046,583	1,710,643	14,757,226

Balances at January 1, 2023	~~W~~	1,789,079	2,251,113	5,359,769	479,628	9,879,589	1,439,638	11,319,227

Total comprehensive income (loss) for the period
Profit (loss) for the period		—	—	(1,213,777)	—	(1,213,777)	60,677	(1,153,100)

Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities, net of tax		—	—	(545)	—	(545)	—	(545)
Foreign currency translation differences		—	—	—	302,007	302,007	61,098	363,105
Other comprehensive income (loss) from associates		—	—	170	(113)	57	—	57

Total other comprehensive income (loss)		—	—	(375)	301,894	301,519	61,098	362,617

Total comprehensive income (loss) for the period	~~W~~	—	—	(1,214,152)	301,894	(912,258)	121,775	(790,483)

Balances at March 31, 2023	~~W~~	1,789,079	2,251,113	4,145,617	781,522	8,967,331	1,561,413	10,528,744

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited)

For the three-month periods ended March 31, 2023 and 2022

(In millions of won)	Note	2023		2022
Cash flows from operating activities:
Profit (loss) for the period		~~W~~	(1,153,100)	54,278
Adjustments for:
Income tax benefit	24		(321,739)	(16,840)
Depreciation and amortization	19		1,018,196	1,172,488
Gain on foreign currency translation			(86,217)	(119,120)
Loss on foreign currency translation			276,372	167,594
Expenses related to defined benefit plans	13		37,498	44,449
Gain on disposal of property, plant and equipment			(15,523)	(6,000)
Loss on disposal of property, plant and equipment			33,041	11,859
Impairment loss on property, plant and equipment			3,890	4,995
Reversal of impairment loss on property, plant and equipment			(7)	(3,168)
Loss on disposal of intangible assets			4	129
Impairment loss on intangible assets			2,429	2,719
Reversal of impairment loss on intangible assets			(122)	(3,933)
Expense on increase of provision			18,582	69,252
Finance income			(334,757)	(347,365)
Finance costs			473,606	332,152
Equity in income of equity method accounted investees, net			567	(2,055)
Other income			(1,689)	(189)

			1,104,131	1,306,967
Changes in:
Trade accounts and notes receivable			42,645	835,579
Other accounts receivable			(23,003)	15,392
Inventories			121,508	(864,313)
Lease receivables			1,402	1,513
Other current assets			13,713	(52,743)
Other non-current assets			(11,262)	(18,722)
Trade accounts and notes payable			(225,560)	416,374
Other accounts payable			(554,840)	(214,908)
Accrued expenses			(116,432)	(557,729)
Provisions			(46,390)	(78,827)
Advances received			(33,886)	15,055
Other current liabilities			(18,729)	(3,825)
Defined benefit liabilities, net			(16,992)	(3,231)
Long-term advances received			558,699	—
Other non-current liabilities			2,644	(12,195)

			(306,483)	(522,580)
Cash generated from operating activities			(355,452)	838,665
Income taxes paid			(19,675)	(62,672)
Interests received			27,955	28,539
Interests paid			(226,346)	(109,228)

Net cash provided by (used in) operating activities		~~W~~	(573,518)	695,304

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Statements of Cash Flows, Continued

(Unaudited)

For the three-month periods ended March 31, 2023 and 2022

(In millions of won)	Note	2023		2022
Cash flows from investing activities:
Dividends received		~~W~~	—	4,361
Increase in deposits in banks			(286,678)	(397,031)
Proceeds from withdrawal of deposits in banks			408,189	400,646
Acquisition of financial assets at fair value through profit or loss			(635)	(150)
Proceeds from disposal of financial asset at fair value through profit or loss			191	96
Acquisition of financial assets at fair value through other comprehensive income			—	(1,721)
Proceeds from disposal of financial assets at fair value through other comprehensive income			—	1,628
Proceeds from disposal of investments in equity accounted investees			—	600
Acquisition of property, plant and equipment			(1,302,945)	(1,117,208)
Proceeds from disposal of property, plant and equipment			375,459	60,887
Acquisition of intangible assets			(146,031)	(171,549)
Proceeds from disposal of intangible assets			—	5,862
Government grants received			2,803	—
Receipt from (payment for) settlement of derivatives			28,925	10,092
Proceeds from collection of short-term loans			3,129	2,203
Increase in deposits			(2,912)	(696)
Decrease in deposits			1,252	4,644
Proceeds from disposal other assets			1,464	—

Net cash used in investing activities			(917,789)	(1,197,336)

Cash flows from financing activities:	27
Proceeds from short-term borrowings			2,591,199	875,503
Repayments of short-term borrowings			(2,643,980)	(491,383)
Proceeds from issuance of bonds			336,160	443,230
Proceeds from long-term borrowings			2,700,802	302,855
Repayments of current portion of long-term borrowings and bonds			(1,134,102)	(832,202)
Payment of lease liabilities			(20,938)	(19,132)
Subsidiaries’ dividends distributed to non-controlling interests			—	(4,150)

Net cash provided by financing activities			1,829,141	274,721

Net increase (decrease) in cash and cash equivalents			337,834	(227,311)
Cash and cash equivalents at January 1			1,824,649	3,541,597
Effect of exchange rate fluctuations on cash held			50,241	50,825

Cash and cash equivalents at March 31		~~W~~	2,212,724	3,365,111

See accompanying notes to the condensed consolidated interim financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

1.	Reporting Entity

(a)	Description of the Controlling Company

LG Display Co., Ltd. (the “Controlling Company”) was incorporated in February 1985 and the Controlling Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Controlling Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of March 31, 2023, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Controlling Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of March 31, 2023, LG Electronics Inc., a major shareholder of the Controlling Company, owns 37.9% (135,625,000 shares) of the Controlling Company’s common stock.

The Controlling Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of March 31, 2023, there are 357,815,700 shares of common stock outstanding. The Controlling Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of March 31, 2023, there are 17,920,592 ADSs outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of March 31, 2023

(In millions)
Subsidiaries	Location	Percentage of ownership	Fiscal year end	Date of incorporation	Business	Capital stocks
LG Display America, Inc.	San Jose, U.S.A.	100%	December 31	September 24, 1999	Sell display products	USD	411
LG Display Germany GmbH	Eschborn, Germany	100%	December 31	October 15, 1999	Sell display products	EUR	1
LG Display Japan Co., Ltd.	Tokyo, Japan	100%	December 31	October 12, 1999	Sell display products	JPY	95
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100%	December 31	April 12, 1999	Sell display products	NTD	116
LG Display Nanjing Co., Ltd.	Nanjing, China	100%	December 31	July 15, 2002	Manufacture display products	CNY	3,020
LG Display Shanghai Co., Ltd.	Shanghai, China	100%	December 31	January 16, 2003	Sell display products	CNY	4
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100%	December 31	June 30, 2006	Manufacture display products	CNY	1,655
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100%	December 31	July 27, 2007	Sell display products	CNY	4
LG Display Singapore Pte. Ltd.	Singapore	100%	December 31	November 4, 2008	Sell display products	USD	1
L&T Display Technology (Fujian) Limited	Fujian, China	51%	December 31	December 7, 2009	Manufacture and sell LCD module and LCD monitor sets	CNY	116
LG Display Yantai Co., Ltd.	Yantai, China	100%	December 31	March 17, 2010	Manufacture display products	CNY	1,008
Nanumnuri Co., Ltd.	Gumi, South Korea	100%	December 31	March 21, 2012	Provide janitorial services	KRW	800
LG Display (China) Co., Ltd.	Guangzhou, China	70%	December 31	December 10, 2012	Manufacture and sell display products	CNY	8,232
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100%	December 31	March 12, 2014	Manage intellectual property	USD	9
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100%	December 31	April 28, 2015	Sell display products	CNY	1
Global OLED Technology, LLC	Sterling, U.S.A.	100%	December 31	December 18, 2009	Manage OLED intellectual property	USD	138
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	100%	December 31	May 5, 2016	Manufacture display products	USD	600
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100%	December 31	July 1, 2016	Manufacture and sell LCD module and LCD monitor sets	CNY	637
LG DISPLAY FUND I LLC(*)	Wilmington, U.S.A.	100%	December 31	May 1, 2018	Invest in venture business and acquire technologies	USD	72
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	70%	December 31	July 11, 2018	Manufacture and sell display products	CNY	15,600

(*)

For the three-month period ended March 31, 2023, the Controlling Company contributed ~~W~~1,840 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Controlling Company’s percentage of ownership in LG DISPLAY FUND I LLC as a result of this additional investment.

In addition to the above subsidiaries, the Controlling Company has invested ~~W~~100,000 million in MMT (Money Market Trust), which is controlled by the Controlling Company.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Group as of and for the year ended December 31, 2022.

(b)	Basis of Measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

Each subsidiary’s financial statements within the Group are presented in the subsidiary’s functional currency, which is the currency of the primary economic environment in which each subsidiary operates. The condensed consolidated interim financial statements are presented in Korean won, which is the Controlling Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

3.	Accounting Policies

The accounting policies followed by the Group in the preparation of its condensed consolidated interim financial statements are the same as those followed by the Group in its preparation of the consolidated financial statements as of and for the year ended December 31, 2022, except for the application of K-IFRS No. 1034, Interim Financial Reporting.

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
	March 31, 2023		December 31, 2022
Current assets
Cash and cash equivalents
Cash	~~W~~	1,021	1,076
Deposits		2,211,703	1,823,573

	~~W~~	2,212,724	1,824,649

Deposits in banks
Time deposits	~~W~~	279,087	267,163
Restricted deposits (*)		1,402,524	1,455,444

	~~W~~	1,681,611	1,722,607

Non-current assets
Deposits in banks
Restricted deposits (*)	~~W~~	11	11

(*)

Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to enforce the Group’s investment plans upon the receipt of grants from Gyeongsangbuk-do, restricted deposits pledged to guarantee a subsidiary’s borrowings and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others

(a) Trade accounts and notes receivable as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
	March 31, 2023		December 31, 2022
Due from third parties	~~W~~	1,913,949	2,042,746
Due from related parties		467,957	316,168

	~~W~~	2,381,906	2,358,914

(b) Other accounts receivable as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
	March 31, 2023		December 31, 2022
Current assets
Non-trade receivables, net	~~W~~	183,846	146,921
Accrued income		23,312	22,505

	~~W~~	207,158	169,426

Due from related parties included in other accounts receivable as of March 31, 2023 and December 31, 2022 are ~~W~~18,639 million and ~~W~~12,957 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued

(c) The aging of trade accounts and notes receivable and other accounts receivable as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)	March 31, 2023
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	2,355,961	206,774	(742)	(1,553)
1-15 days past due		8,510	733	(1)	(5)
16-30 days past due		5,492	57	—	(1)
31-60 days past due		—	370	—	(1)
More than 60 days past due		12,715	786	(29)	(2)

	~~W~~	2,382,678	208,720	(772)	(1,562)

(In millions of won)	December 31, 2022
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	2,332,769	166,067	(841)	(1,721)
1-15 days past due		12,019	1,000	(4)	(9)
16-30 days past due		2,256	—	(1)	—
31-60 days past due		391	201	—	(1)
More than 60 days past due		12,354	3,936	(29)	(47)

	~~W~~	2,359,789	171,204	(875)	(1,778)

The movement in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the three-month period ended March 31, 2023 and for the year ended December 31, 2022 are as follows:

(In millions of won)	March 31, 2023			December 31, 2022
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the period	~~W~~	875	1,778	1,204	2,005
Reversal of bad debt expense		(103)	(216)	(329)	(227)

Balance at the end of the reporting period	~~W~~	772	1,562	875	1,778

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued

(d) Other current assets as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
	March 31, 2023		December 31, 2022
Advanced payments	~~W~~	14,271	22,134
Prepaid expenses		158,778	74,420
Value added tax refundable		152,627	220,182
Right to recover returned goods		7,008	8,155

	~~W~~	332,684	324,891

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

6.	Other Financial Assets

Other financial assets as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)	March 31, 2023		December 31, 2022
Current assets
Financial assets at fair value through profit or loss
Derivatives(*)	~~W~~	177,511	119,417

Financial assets carried at amortized cost
Deposits	~~W~~	7,128	8,962
Short-term loans		32,005	30,062
Lease receivables		7,268	6,914

	~~W~~	46,401	45,938

	~~W~~	223,912	165,355

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	91,219	96,064
Convertible securities		1,797	1,797
Derivatives(*)		85,585	110,663

	~~W~~	178,601	208,524

Financial assets carried at amortized cost
Deposits	~~W~~	19,644	17,624
Long-term loans		54,106	58,806
Lease receivables		2,478	4,144

	~~W~~	76,228	80,574

	~~W~~	254,829	289,098

(*)

Represents cross currency interest rate swap contracts and others entered into by the Group to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

7.	Inventories

Inventories as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
	March 31, 2023		December 31, 2022
Finished goods	~~W~~	786,784	822,177
Work-in-process		1,209,254	1,235,363
Raw materials		633,039	651,602
Supplies		181,509	163,776

	~~W~~	2,810,586	2,872,918

For the three-month periods ended March 31, 2023 and 2022, the amount of inventories recognized as cost of sales and inventory write-downs included in cost of sales are as follows:

(In millions of won)	2023		2022
Inventories recognized as cost of sales	~~W~~	4,794,490	5,653,669
Including: inventory write-downs		239,490	217,304

There were no significant reversals of inventory write-downs recognized during the three-month periods ended March 31, 2023 and 2022.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

8.	Investments in Equity Accounted Investees

Associates as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
Associates	Location	Fiscal year end	Date of incorporation	Business	March 31, 2023			December 31, 2022
					Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	December 31	January 2005	Manufacture glass for display	40%	~~W~~	29,310	40%	~~W~~	42,784
WooRee E&L Co., Ltd.	Ansan, South Korea	December 31	June 2008	Manufacture LED back light unit packages	13%		11,854	13%		13,576
YAS Co., Ltd.	Paju, South Korea	December 31	April 2002	Develop and manufacture deposition equipment for OLEDs	15%		28,643	15%		28,976
AVATEC Co., Ltd.	Daegu, South Korea	December 31	August 2000	Process and sell glass for display	14%		20,013	14%		20,133
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March 31	June 2008	Develop and manufacture tablet for kids	10%		—	10%		—
Cynora GmbH	Bruchsal, Germany	December 31	March 2003	Develop organic emitting materials for displays and lighting devices	11%		—	11%		—
Material Science Co., Ltd.	Seoul, South Korea	December 31	January 2014	Develop, manufacture, and sell materials for display	10%	~~W~~	3,529	10%	~~W~~	3,650

						~~W~~	93,349		~~W~~	109,119

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

8.	Investments in Equity Accounted Investees, Continued

Although the Controlling Company’s respective share interests in WooRee E&L Co., Ltd., YAS Co., Ltd., AVATEC Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH and Material Science Co., Ltd. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

Dividends income recognized from equity method investees for the three-month periods ended March 31, 2023 and 2022 amounted to ~~W~~15,200 million and ~~W~~4,461 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

9.	Property, Plant and Equipment

For the three-month periods ended March 31, 2023 and 2022, the Group purchased property, plant and equipment of ~~W~~1,243,634 million and ~~W~~1,084,923 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ~~W~~76,413 million and 5.03%, and ~~W~~26,795 million and 2.84% for the three-month periods ended March 31, 2023 and 2022, respectively. Also, for the three-month periods ended March 31, 2023 and 2022, the Group disposed of property, plant and equipment with carrying amounts of ~~W~~393,438 million and ~~W~~67,958 million, respectively, and recognized ~~W~~15,523 million and ~~W~~33,041 million, respectively, as gain and loss on disposal of property, plant and equipment for the three-month period ended March 31, 2023 (gain and loss on disposal of property, plant and equipment for the three-month period ended March 31, 2022: ~~W~~6,000 million and ~~W~~11,859 million, respectively).

10.	Intangible Assets

The Group capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products after those related activities meet the capitalization criteria of development costs including technical feasibility, future economic benefits and others. The balances of capitalized development costs as of March 31, 2023 and December 31, 2022 are ~~W~~586,232 million and ~~W~~565,219 million, respectively. For the three-month periods ended March 31, 2023 and 2022, the Group recognized an impairment loss amounting to ~~W~~1,962 million and ~~W~~2,526 million, respectively, in connection with development projects.

11.	Investment Property

(a)	Changes in investment property for the three-month period ended March 31, 2023 are as follows:

(In millions of won)
	2023
Book value as of January 1, 2023	~~W~~	28,269
Depreciation		(1,226)

Book value as of March 31, 2023	~~W~~	27,043

(b)	During the three-month period ended March 31, 2023, rental income from investment property is ~~W~~810 million.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

12.	Financial Liabilities

(a)	Financial liabilities as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
	March 31, 2023		December 31, 2022
Current
Short-term borrowings	~~W~~	2,560,454	2,578,552
Current portion of long-term borrowings and bonds		2,653,619	2,855,565
Derivatives(*)		2,091	14,443
Lease liabilities		56,777	40,694

	~~W~~	5,272,941	5,489,254

Non-current
Won denominated borrowings	~~W~~	3,084,777	1,644,602
Foreign currency denominated borrowings		7,492,387	6,780,593
Bonds		1,388,668	1,132,098
Derivatives(*)		23,436	32,965
Lease liabilities		37,400	32,094

	~~W~~	12,026,668	9,622,352

(*)

Represents cross currency interest rate swap contracts and others entered into by the Group to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(b)	Short-term borrowings as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won, USD and CNY)
Lender	Annual interest rate as of March 31, 2023 (%)	March 31, 2023		December 31, 2022
Standard Chartered Bank Korea Limited and others	4.62~7.00	~~W~~	2,560,454	2,578,552
Foreign currency equivalent			USD 751	USD 1,252
			—	CNY 1,000

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

12.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
Lender	Annual interest rate as of March 31, 2023 (%)	March 31, 2023		December 31, 2022
LG Electronics Inc.	6.06	~~W~~	650,000	—
Korea Development Bank and others	1.90~7.50		3,252,902	2,986,102
Less current portion of long-term borrowings			(818,125)	(1,341,500)

		~~W~~	3,084,777	1,644,602

(d)	Foreign currency denominated long-term borrowings as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won, USD and CNY)
Lender	Annual interest rate as of March 31, 2023 (%)	March 31, 2023		December 31, 2022
KEB Hana Bank and others	1.82~7.75	~~W~~	9,117,582	7,978,010

Foreign currency equivalent			USD 3,534	USD 3,494
			CNY 23,847	CNY 19,569
Less current portion of long-term borrowings			(1,625,195)	(1,197,417)

		~~W~~	7,492,387	6,780,593

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

12.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won and USD)
	Maturity	Annual interest rate as of March 31, 2023 (%)	March 31, 2023		December 31, 2022
Won denominated bonds at amortized cost (*1)
Publicly issued bonds	February 2024 ~ February 2027	2.29~3.66	~~W~~	1,025,000	1,215,000
Privately issued bonds	January 2025 ~ May 2033	3.25~7.25		447,000	110,000
Less discount on bonds				(3,399)	(2,927)
Less current portion				(79,933)	(189,975)

			~~W~~	1,388,668	1,132,098

Foreign currency denominated bonds at amortized cost (*2)
Privately issued bonds	April 2023	6.27	~~W~~	130,380	126,730
Foreign currency equivalent				USD 100	USD 100
Less discount on bonds				(14)	(57)

Less current portion				(130,366)	(126,673)

			~~W~~	—	—

			~~W~~	1,388,668	1,132,098

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

13.	Employee Benefits

The Controlling Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Controlling Company or certain subsidiaries.

(a)	Net defined benefit liabilities (defined benefit assets) recognized as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
	March 31, 2023		December 31, 2022
Present value of partially funded defined benefit obligations	~~W~~	1,538,999	1,602,697
Fair value of plan assets		(1,963,735)	(2,048,687)

	~~W~~	(424,736)	(445,990)

Defined benefit liabilities, net	~~W~~	1,744	1,531
Defined benefit assets, net	~~W~~	426,480	447,521

(b)	Expenses related to defined benefit plans recognized in profit or loss for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Current service cost	~~W~~	43,484	44,980
Net interest cost		(5,986)	(531)

	~~W~~	37,498	44,449

(c)	Plan assets as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
	March 31, 2023		December 31, 2022
Guaranteed deposits in banks	~~W~~	1,963,735	2,048,687

As of March 31, 2023, the Controlling Company maintains the plan assets primarily with Mirae Asset Securities Co., Ltd., KB Insurance Co., Ltd. and others.

(d)	Remeasurements of the net defined benefit liabilities (assets) included in other comprehensive income (loss) for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Remeasurements of net defined benefit liabilities	~~W~~	(702)	(5,265)
Tax effect		157	1,377

Remeasurements of net defined benefit liabilities, net of income tax	~~W~~	(545)	(3,888)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

14.	Provisions

Changes in provisions for the three-month period ended March 31, 2023 are as follows:

(In millions of won)
	Litigation and claims		Warranties (*)	Others	Total
Balance at January 1, 2023	~~W~~	1,680	249,368	8,431	259,479
Additions (reversal)		96	18,582	(1,879)	16,799
Usage		—	(44,512)	—	(44,512)

Balance at March 31, 2023	~~W~~	1,776	223,438	6,552	231,766

Current	~~W~~	1,776	147,117	6,552	155,445
Non-current	~~W~~	—	76,321	—	76,321

(*)

Product warranties on defective products are normally applicable for warranty periods from the date of customer’s purchase. The provision is calculated by using historical and anticipated rates of warranty claims and costs per claim to satisfy the Group’s warranty obligation.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

15.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Some individual claimants filed “follow-on” damages claims against the Group and other TFT-LCD manufacturers alleging violations of EU competition law. While the Group continues its vigorous defense of the various pending proceedings described above, as of March 31, 2023, the Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the proceedings.

Others

The Group is involved in various lawsuits and disputes in addition to pending proceedings described above. The Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Controlling Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,000 million (~~W~~1,303,800 million) in connection with the Controlling Company’s export sales transactions with its subsidiaries. As of March 31, 2023, there are no short-term borrowings that are outstanding but past due in connection with these agreements. In connection with all of the contracts in this paragraph, the Controlling Company has sold its accounts receivable with recourse.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

15.	Contingent Liabilities and Commitments, Continued

The Controlling Company and overseas subsidiaries have agreements with financial institutions for accounts receivables sales negotiating facilities. The respective maximum amount of accounts receivables that could be sold under the agreement and the amount of sold, but not yet due accounts receivables by contract are as follows:

(In millions of USD and KRW)
Classification	Financial institutions	Credit limit		Not yet due
		Contractual amount	KRW equivalent	Contractual amount	KRW equivalent
Controlling Company	Shinhan Bank	USD 10	13,038	USD 6	7,861
	Sumitomo Mitsui Banking Corporation	USD 20	26,076	—	—
	MUFG Bank	USD 180	234,684	—	—
	BNP Paribas	USD 65	84,747	—	—
	ING Bank	USD 40	52,152	USD 8	10,509

		USD 315	410,697	USD 14	18,370

Subsidiaries
LG Display Singapore Pte. Ltd.	Standard Chartered Bank	USD 100	130,380	—	—
	United Overseas Bank Limited	USD 200	260,760	USD 17	21,543
	JPMorgan Chase Bank, N.A., Singapore Branch	USD 50	65,190	—	—
	Credit Agricole Corporate & Investment Bank, Singapore Branch	USD 300	391,140	—	—
	ING Bank	USD 50	65,190	USD 35	45,585

LG Display Taiwan Co., Ltd.	BNP Paribas	USD 15	19,557	—	—
	Australia and New Zealand Banking Group Ltd.	USD 120	156,456	USD 12	15,646

LG Display Germany GmbH	BNP Paribas	USD 135	176,013	USD 50	65,285

LG Display America, Inc.	Hong Kong & Shanghai Banking Corp.	USD 400	521,520	USD 137	178,796
	Standard Chartered Bank	USD 800	1,043,040	USD 224	291,631
	ING Bank	USD 150	195,570	—	—

LG Display Japan Co., Ltd.	Standard Chartered Bank	USD 200	260,760	—	—
	Chelsea Capital Corporation	USD 120	156,456	—	—

LG Display Guangzhou Trading Co., Ltd.	KEB Hana Bank (China) Company Limited	USD 30	39,114	USD 19	25,205

		USD 2,670	3,481,146	USD 494	643,691

		USD 2,985	3,891,843	USD 508	662,061

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

15.	Contingent Liabilities and Commitments, Continued

In connection with all of the contracts in the above table, the Group has sold its accounts receivable without recourse.

Letters of credit

As of March 31, 2023, the Group entered into agreements with financial institutions in relation to the opening of letters of credit and the respective credit limits under the agreements are as follows:

(In millions of won, USD and CNY)
	Contractual amount	KRW equivalent
KEB Hana Bank	USD 650	~~W~~	847,470
	CNY 1,850		349,891
Sumitomo Mitsui Banking Corporation	USD 200		260,760
Industrial Bank of Korea	USD 450		586,710
Industrial and Commercial Bank of China	USD 200		260,760
Shinhan Bank	USD 270		352,026
	KRW 300,000		300,000
KB Kookmin Bank	USD 1,000		1,303,800
MUFG Bank	USD 150		195,570
The Export–Import Bank of Korea	USD 50		65,190
Citibank Korea	USD 100		130,380
Standard Chartered Bank	USD 300		391,140

	USD 3,370
	CNY 1,850
	KRW 300,000	~~W~~	5,043,697

Payment guarantees

The Controlling Company obtained payment guarantees amounting to USD 1,150 million (~~W~~1,499,370 million) from KB Kookmin Bank and others for advances received related to the long-term supply agreements.

LG Display (China) Co., Ltd. and other subsidiaries are provided with payment guarantees from the China Construction Bank Corporation and other various banks amounting to CNY 855 million (~~W~~161,616 million), JPY 900 million (~~W~~8,833 million), EUR 2.5 million (~~W~~3,554 million), VND 31,679 million (~~W~~1,758 million), and USD 0.5 million (~~W~~702 million), respectively, for their local tax payments and utility payments.

License agreements

As of March 31, 2023, the Group has technical license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent license agreement with Universal Display Corporation and others in relation to its OLED business. Also, the Group has a trademark license agreement with LG Corp. and other intellectual property license agreements with various companies as of March 31, 2023.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

15.	Contingent Liabilities and Commitments, Continued

Long-term Supply Agreement

As of March 31, 2023, in connection with long-term supply agreements with customers, the Controlling Company recognized USD 430 million (~~W~~560,634 million) in advances received. The advances received will be used to offset accounts receivable arising from future product sales after a specified period of time. The Controlling Company received payment guarantees amounting to USD 1,150 million (~~W~~1,499,370 million) from KB Kookmin Bank and other various banks relating to advances received (see note 15(b) payment guarantees).

Pledged Assets

In connection with the borrowings amounting to CNY 11,164 million (~~W~~2,111,447 million) from China Construction Bank Corporation and others, as of March 31, 2023, the Group is providing its property, plant and equipment with carrying amount of ~~W~~778,345 million as pledged assets.

In addition, in connection with the borrowings amounting to ~~W~~650,000 million from related party, as of March 31, 2023, the Controlling Company is providing its property, plant and equipment with carrying amount of ~~W~~541,970 million as pledged assets (see note 12(c)).

Commitments for asset acquisition

The Group’s commitments in relation to capital expenditures on property, plant and equipment and intangible assets as of March 31, 2023 are ~~W~~1,016,876 million.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

16.	Share Capital, Share Premium and Reserves

(a)	Share capital and Share premium

The Controlling Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000) and, as of March 31, 2023 and December 31, 2022, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2022 to March 31, 2023.

The Group’s capital surplus consists of share premium. There have been no changes in share premium from January 1, 2022 to March 31, 2023.

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Other comprehensive income (loss) from associates

The other comprehensive income (loss) from associates comprises the amount related to change in equity of investments in equity accounted investees.

Reserves as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
	March 31, 2023		December 31, 2022
Foreign currency translation differences for foreign operations	~~W~~	811,627	509,620
Other comprehensive loss from associates		(30,105)	(29,992)

	~~W~~	781,522	479,628

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

17.	Revenue

Details of revenue for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Sales of goods	~~W~~	4,398,318	6,481,307
Royalties		4,947	4,444
Others		7,791	7,798
Hedging loss		—	(22,069)

	~~W~~	4,411,056	6,471,480

18.	Geographic and Other Information

The following is a summary of the Group’s operation by region based on the location of customers for the three-month periods ended March 31, 2023 and 2022.

(a)	Revenue by geography

(In millions of won)
Region	2023		2022
Domestic	~~W~~	132,363	190,857
Foreign
China		2,965,198	4,284,596
Asia (excluding China)		528,673	624,583
United States		446,098	776,890
Europe (excluding Poland)		150,569	279,501
Poland		188,155	337,122

	~~W~~	4,278,693	6,302,692

	~~W~~	4,411,056	6,493,549

Total revenue during the three-month periods ended March 31, 2022, excludes ~~W~~22,069 million of forward exchange hedging loss which was reclassified from accumulated other comprehensive loss to revenue when the sales from the hedged forecast transactions are recognized.

Sales to Company A and Company B amount to ~~W~~2,277,666 million and ~~W~~825,557 million, respectively, for the three-month period ended March 31, 2023 (the three-month period ended March 31, 2022: ~~W~~2,465,115 million and ~~W~~1,221,664 million, respectively). The Group’s top ten end-brand customers together accounted for 88% of sales for the three-month period ended March 31, 2023 (the three-month period ended March 31, 2022: 85%).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

18.	Geographic and Other Information, Continued

(b)	Non-current assets by geography

(In millions of won)
	March 31, 2023			December 31, 2022
	Property, plant and equipment		Intangible assets	Property, plant and equipment	Intangible assets
Domestic	~~W~~	13,926,995	1,618,496	14,042,794	1,633,866
Foreign
China		4,214,170	48,518	4,302,527	53,388
Vietnam		3,020,193	21,622	2,590,438	20,315
Others		12,456	42,626	11,174	45,388

	~~W~~	7,246,819	112,766	6,904,139	119,091

	~~W~~	21,173,814	1,731,262	20,946,933	1,752,957

(c)	Revenue by product and services

(In millions of won)
	March 31, 2023		March 31, 2022
TV	~~W~~	825,117	1,687,950
IT		1,694,890	3,104,239
Mobile and others		1,891,049	1,701,360

	~~W~~	4,411,056	6,493,549

Total revenue during the three-month periods ended March 31, 2022, excludes ~~W~~22,069 million of forward exchange hedging loss which was reclassified from accumulated other comprehensive loss to revenue when the sales from the hedged forecast transactions are recognized.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

19.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Changes in inventories	~~W~~	62,332	(879,188)
Purchases of raw materials, merchandise and others		2,384,765	3,774,028
Depreciation and amortization		1,018,196	1,172,488
Outsourcing		196,348	312,664
Labor		863,359	877,872
Supplies and others		216,886	289,097
Utility		284,188	282,502
Fees and commissions		178,146	208,610
Shipping		29,920	82,086
Advertising		17,672	27,833
Warranty		18,582	69,252
Travel		13,779	11,866
Taxes and dues		31,047	38,154
Others		233,666	187,781

	~~W~~	5,548,886	6,455,045

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

20.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Salaries	~~W~~	94,046	83,259
Expenses related to defined benefit plans		6,265	6,992
Other employee benefits		22,414	20,941
Shipping		20,960	66,323
Fees and commissions		63,886	65,078
Depreciation		65,566	66,668
Taxes and dues		14,873	17,286
Advertising		17,672	27,833
Warranty		18,582	69,252
Insurance		3,601	3,730
Travel		4,982	2,480
Training		3,883	3,153
Others		25,289	23,793

	~~W~~	362,019	456,788

21.	Personnel Expenses

Details of personnel expenses for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Salaries and wages	~~W~~	715,872	716,412
Other employee benefits		155,356	143,415
Contributions to National Pension plan		19,761	18,173
Expenses related to defined benefit plans and defined contribution plans		39,313	44,680

	~~W~~	930,302	922,680

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

22.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Foreign currency gain	~~W~~	365,677	338,040
Gain on disposal of property, plant and equipment		15,523	6,000
Reversal of impairment loss on property, plant and equipment		7	3,168
Reversal of impairment loss on intangible assets		122	3,933
Rental income		563	626
Others		1,458	1,199

	~~W~~	383,350	352,966

(b)	Details of other non-operating expenses for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Foreign currency loss	~~W~~	566,246	350,678
Loss on disposal of property, plant and equipment		33,041	11,859
Impairment loss on property, plant and equipment		3,890	4,995
Loss on disposal of intangible assets		4	129
Impairment loss on intangible assets		2,429	2,719
Others		108	2,209

	~~W~~	605,718	372,589

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

23.	Finance Income and Finance Costs

Finance income and costs recognized in profit or loss for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Finance income
Interest income	~~W~~	25,993	24,018
Foreign currency gain		187,583	26,026
Gain on transaction of derivatives		28,925	10,204
Gain on valuation of derivatives		272,024	223,165
Gain on disposal of financial assets at fair value through profit or loss		10	—
Gain on valuation of financial assets at fair value through profit or loss		—	310
Gain on valuation of financial liabilities at fair value through profit or loss		—	88,255

	~~W~~	514,535	371,978

Finance costs
Interest expense	~~W~~	143,291	85,538
Foreign currency loss		287,381	94,279
Loss on disposal of investments		35	—
Loss on sale of trade accounts and notes receivable		12,261	1,868
Loss on valuation of financial assets at fair value through profit or loss		7,776	1,175
Loss on transaction of derivatives		—	112
Loss on valuation of derivatives		217,126	172,110
Others		211	236

	~~W~~	668,081	355,318

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

24.	Income Tax Benefit

(a)	Details of income tax benefit for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Current tax expense	~~W~~	84,364	41,243
Deferred tax benefit		(406,103)	(58,083)

Income tax benefit	~~W~~	(321,739)	(16,840)

(b)	Deferred tax assets and liabilities

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Group’s estimated future taxable income. The Group’s deferred tax assets and liabilities may differ from actual refundable or payable amount.

Deferred tax assets and liabilities as of March 31, 2023 and December 31, 2022 are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	March, 31, 2023		December, 31, 2022	March, 31, 2023	December, 31, 2022	March, 31, 2023	December, 31, 2022
Other accounts receivable, net	~~W~~	—	—	(3,250)	(2,009)	(3,250)	(2,009)
Inventories, net		65,340	62,014	—	—	65,340	62,014
Defined benefit liabilities, net		—	—	(98,906)	(95,850)	(98,906)	(95,850)
Investments in subsidiaries and associates		—	—	(266,334)	(252,375)	(266,334)	(252,375)
Accrued expenses		87,973	111,293	(16)	—	87,957	111,293
Property, plant and equipment		724,682	704,117	(30,204)	(17,322)	694,478	686,795
Intangible assets		9,855	25,340	(3,676)	(4,042)	6,179	21,298
Provisions		50,773	57,210	—	—	50,773	57,210
Other temporary differences		110,962	112,771	(24,195)	(26,519)	86,767	86,252
Tax losses carryforwards		2,238,673	1,795,132	—	—	2,238,673	1,795,132
Tax credit carryforwards		183,354	170,971	—	—	183,354	170,971

Deferred tax assets (liabilities)	~~W~~	3,471,612	3,038,848	(426,581)	(398,117)	3,045,031	2,640,731

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

25.	Earnings (Loss) Per Share Attributable to Owners of the Controlling Company

(a)	Basic earnings (loss) per share for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In won and No. of shares)
	2023		2022
Profit (Loss) attributable to owners of the Controlling Company	~~W~~	(1,213,777,498,100)	20,041,443,253
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Basic earnings (loss) per share	~~W~~	(3,392)	56

For the three-month periods ended March 31, 2023 and 2022, there were no events or transactions that resulted in changes in the number of common stocks used for calculating basic earnings (loss) per share.

(b)	Diluted loss per share

Diluted loss per share is not different from basic loss per share as there is no dilution effects of potential common stocks for the three-month period ended March 31, 2023.

Diluted loss per share for the three-month period ended March 31, 2022 are as follows:

(In won and number of shares)
	2022
Profit attributable to owners of the Controlling Company	~~W~~	20,041,443,253
Adjustments:
Interest expenses of convertible bond, net of income tax		3,128,508,631
Gain on valuation of convertible bond, net of income tax		(65,167,221,103)
Diluted loss attributable to owners of the Controlling Company		(41,997,269,219)
Weighted-average number of common stocks outstanding, after adjustment		400,259,043

Diluted loss per share	~~W~~	(105)

Weighted-average number of common stocks outstanding, after adjustment, for measurement of diluted loss per share is determined as follows:

(Number of shares)
2022
Weighted-average number of common stocks outstanding	357,815,700
Adjustment: Number of common stocks to be issued from conversion	42,443,343

Weighted-average number of common stocks outstanding, after adjustment	400,259,043

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

26.	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risks. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Controlling Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, CNY, JPY, etc.

Interest on borrowings is accrued in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW, USD and CNY.

The Group adopts policies to ensure that its net exposure is kept to a manageable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In respect of monetary assets and liabilities denominated in foreign currencies, the Group manages currency risk through continuously managing the position of foreign currencies, measuring the currency risk and, if necessary, using derivatives such as currency forwards, currency swap and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

i)	Exposure to currency risk

The Group’s exposure to foreign currency risk based on notional amounts as of March 31, 2023 and December 31, 2022 is as follows:

(In millions)	March 31, 2023
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	1,264	366	2,187	45	4	1	110,541
Deposits in banks	65	—	8,278	—	—	—	—
Trade accounts and notes receivable	1,726	14	485	—	—	—	—
Other accounts receivables	7	1,804	145	10	194	—	16,721
Other assets denominated in foreign currencies	30	194	78	7	—	—	12,728
Trade accounts and notes payable	(1,589)	(5,990)	(1,239)	—	—	—	(407,714)
Other accounts payable	(649)	(17,672)	(1,417)	(5)	(8)	—	(1,765,531)
Financial liabilities	(4,385)	—	(23,847)	—	—	—	—

	(3,531)	(21,284)	(15,330)	57	190	1	(2,033,255)

Cross currency interest rate swap contracts(*)	2,305	—	—	—	—	—	—

Net exposure	(1,226)	(21,284)	(15,330)	57	190	1	(2,033,255)

(*)

Of cross currency interest rate swap contracts, USD 600 million were entered into to hedge currency risk with respect to foreign currency denominated borrowings and USD 1,705 million were entered into to hedge currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

(In millions)	December 31, 2022
	USD	JPY	CNY	TWD	EUR	PLN	VND
Cash and cash equivalents	1,040	228	1,984	25	1	1	151,912
Deposits in banks	69	—	8,888	—	—	—	—
Trade accounts and notes receivable	1,725	103	703	—	—	—	—
Other accounts receivables	26	114	253	10	21	—	15,800
Other assets denominated in foreign currencies	30	191	82	7	—	—	11,353
Trade accounts and notes payable	(1,824)	(4,987)	(1,306)	—	—	—	(478,926)
Other accounts payable	(565)	(19,084)	(1,711)	(8)	(10)	—	(2,681,508)
Financial liabilities	(4,846)	—	(20,569)	—	—	—	—

	(4,345)	(23,435)	(11,676)	34	12	1	(2,981,369)

Cross currency interest rate swap contracts(*)	2,430	—	—	—	—	—	—

Net exposure	(1,915)	(23,435)	(11,676)	34	12	1	(2,981,369)

(*)

Of cross currency interest rate swap contracts, USD 700 million were entered into to hedge currency risk with respect to foreign currency denominated borrowings and USD 1,730 million were entered into to hedge currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

Average exchange rates applied for the three-month periods ended March 31, 2023 and 2022 and the exchange rates at March 31, 2023 and December 31, 2022 are as follows:

(In won)
	Average rate			Reporting date spot rate
	2023		2022	March 31, 2023	December 31, 2022
USD	~~W~~	1,274.41	1,204.44	1,303.80	1,267.30
JPY		9.64	10.37	9.81	9.53
CNY		186.03	189.61	189.13	181.44
TWD		41.91	43.09	42.77	41.27
EUR		1,366.90	1,351.45	1,421.53	1,351.20
PLN		290.29	292.66	304.09	288.70
VND		0.0541	0.0529	0.0555	0.0537

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of March 31, 2023 and December 31, 2022, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	March 31, 2023			December 31, 2022
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	(86,251)	21,533	(114,317)	(23,215)
JPY (5 percent weakening)		(8,040)	(8,086)	(8,614)	(8,541)
CNY (5 percent weakening)		(143,898)	(3,629)	(105,926)	(5)
TWD (5 percent weakening)		117	12	68	3
EUR (5 percent weakening)		10,492	10,155	896	(281)
PLN (5 percent weakening)		16	16	11	11
VND (5 percent weakening)		(4,349)	(4,349)	(6,161)	(6,161)

A stronger won against the above currencies as of March 31, 2023 and December 31, 2022 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

(ii)	Interest rate risk

Interest rate risk arises principally from the Group’s variable interest-bearing bonds and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in interest rates and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Group entered into cross currency interest rate swap contracts amounting to USD 1,705 million (~~W~~2,222,979 million) and interest rate swap contracts amounting to ~~W~~760,000 million in notional amount to hedge interest rate risk with respect to variable interest bearing borrowings.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

i)	Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of March 31, 2023 and December 31, 2022 is as follows:

(In millions of won)
	March 31, 2023		December 31, 2022
Fixed rate instruments
Financial assets	~~W~~	3,894,335	3,547,256
Financial liabilities		(6,789,859)	(6,025,365)

	~~W~~	(2,895,524)	(2,478,109)

Variable rate instruments
Financial liabilities	~~W~~	(10,390,046)	(8,966,045)

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of March 31, 2023 and December 31, 2022, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following 12 month periods. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
March 31, 2023
Variable rate instruments(*)	~~W~~	(57,086)	57,086	(57,086)	57,086
December 31, 2022
Variable rate instruments(*)	~~W~~	(49,885)	49,885	(49,885)	49,885

(*)	Financial instruments related to non-hedging interest rate swap are excluded from the calculation.

(iii)	Managing interest rate benchmark reform and associated risks

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative risk-free rates (referred to as ‘IBOR reform’). The publication of LIBOR, except overnight, 1-month, 3-month, 6-month, and 12-month USD LIBORs, was terminated as of December 31, 2021 and the five LIBORs, as mentioned above, will be discontinued by June 30, 2023.

The Group does not have financial instruments affected by already discontinued LIBORs. The Group plans to change benchmark interest rate applied to some of its financial instruments from LIBORs to Secured Overnight Financing Rates (SOFRs), an alternative indicator interest rate. For these LIBOR-related financial instruments, the LIBORs are continued to be published. Meanwhile, in the case of the CD rate, an alternative reference rate was selected as the Korea Overnight Financing Repo Rate (KOFR) as part of the reform of the interest rate benchmark. However, unlike LIBOR, the termination of the publication of the CD rate is not scheduled, and the Group does not have plan to change to KOFR.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

The Group is exposed to the legal risk of changing the contract of financial instruments due to the reform of the interest rate indicator, as well as the process and operational risks to deal with such changes. In addition, the Group is also exposed to the risk of monitoring the market trend on the alternative index interest rate and establishing a risk management strategy accordingly to manage the risk of the new alternative index interest rate. The Group manages and monitors the transition to alternative interest rate benchmark by evaluating the extent to which a contract references IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties.

The Group monitors the transition to an alternative interest rate benchmark by reviewing the total amounts of contracts that have yet to transition to an alternative benchmark rate and the amounts of such contracts that include an appropriate fallback clause. The Group considers that a contract is not yet transitioned to an alternative benchmark rate when interest rate under the contract is indexed to a benchmark rate that is still subject to IBOR reform, even if it includes a fallback clause that deals with the cessation of the existing IBOR(“unreformed contracts”). As of March 31, 2023, the total amounts of unreformed contracts and those with appropriate fallback language are as follows, and the financial instruments that will be settled before June 30, 2023 are excluded:

(In millions of won)
	Total amount of unreformed contracts		Amount with appropriate fallback clause
Non-derivative financial liabilities
Borrowings	~~W~~	2,304,104	2,027,409
Derivative assets
Cross currency interest rate swap contracts	~~W~~	193,674	193,674

(b)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Group recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
	March 31, 2023		December 31, 2022
Financial assets carried at amortized cost
Cash equivalents	~~W~~	2,211,703	1,823,573
Deposits in banks		1,681,622	1,722,618
Trade accounts and notes receivable, net		2,381,906	2,358,914
Non-trade receivables		183,846	146,921
Accrued income		23,312	22,505
Deposits		26,772	26,586
Short-term loans		32,005	30,062
Long-term loans		54,106	58,806
Lease receivables		9,746	11,058

	~~W~~	6,605,018	6,201,043

Financial assets at fair value through profit or loss
Convertible securities	~~W~~	1,797	1,797
Derivatives		263,096	230,080

	~~W~~	264,893	231,877

	~~W~~	6,869,911	6,432,920

Trade accounts and notes receivable are insured in order for the Group to manage credit risk if they do not meet the Group’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Group and seeking insurance coverage, if necessary.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

(c)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Group does not generate sufficient cash flows from operations to meet its capital requirements, the Group may rely on other financing activities, such as long-term borrowings and offerings of debt instruments, equity-linked and other debt instruments. In addition, the Group maintains a line of credit with various banks.

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of March 31, 2023.

(In millions of won)			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	15,580,938	17,025,203	3,349,667	2,287,585	3,683,064	7,333,165	371,722
Bonds		1,598,967	1,761,554	161,524	109,100	954,893	450,437	85,600
Trade accounts and notes payable		3,935,468	3,935,468	3,537,905	397,563	—	—	—
Other accounts payable		2,069,980	2,072,287	1,991,941	80,346	—	—	—
Other accounts payable (enterprise procurement cards)(*)		444,905	444,905	197,276	247,629	—	—	—
Long-term other accounts payable		434,500	504,741	—	—	124,520	215,942	164,279
Security deposits received		148,631	191,651	960	4,077	5,604	181,010	—
Lease liabilities		94,177	99,233	35,242	23,847	24,608	11,076	4,460
Derivative financial liabilities
Derivatives	~~W~~	25,527	15,465	(2,552)	1,525	7,119	9,373	—

	~~W~~	24,333,093	26,050,507	9,271,963	3,151,672	4,799,808	8,201,003	626,061

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

(*)

Represents liabilities payable to credit card companies for utility expenses and others paid using enterprise procurement cards. The Group presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating activities since the Group is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no security is provided. Change in liabilities related to procurement cards for the three-month period ended March 31, 2023 is as follows:

(In millions of won)
	January 1, 2023		Change (Cash flows from operating activities)	March 31, 2023
Other accounts payable (enterprise procurement cards)	~~W~~	935,739	(490,834)	444,905

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	March 31, 2023		December 31, 2022
Total liabilities	~~W~~	26,115,494	24,366,792
Total equity		10,528,744	11,319,227
Cash and deposits in banks (*1)		3,894,335	3,547,256
Borrowings (including bonds)		17,179,905	14,991,410
Total liabilities to equity ratio		248%	215%
Net borrowings to equity ratio (*2)		126%	101%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and current deposits in banks by total equity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Current assets and liabilities

The carrying amounts approximate their fair value because of the short maturity of these instruments.

ii)	Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of current receivables approximate their fair value.

iii)	Investments in equity and debt securities

The fair value of marketable financial assets at FVTPL and FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institutions and others.

iv)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

v)	Derivatives

The inputs used to measure the fair value of currency forward and cross currency interest rate swap are calculated based on the exchange rates and interest rates observable in the market at the reporting date.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed consolidated interim statements of financial position as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)	March 31, 2023				December 31, 2022
	Carrying amounts		Fair values		Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	2,212,724	(	*)	1,824,649	(	*)
Deposits in banks		1,681,622	(	*)	1,722,618	(	*)
Trade accounts and notes receivable		2,381,906	(	*)	2,358,914	(	*)
Non-trade receivables		183,846	(	*)	146,921	(	*)
Accrued income		23,312	(	*)	22,505	(	*)
Deposits		26,772	(	*)	26,586	(	*)
Short-term loans		32,005	(	*)	30,062	(	*)
Long-term loans		54,106	(	*)	58,806	(	*)
Lease receivables		9,746	(	*)	11,058	(	*)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	91,219	91,219		96,064	96,064
Convertible securities		1,797	1,797		1,797	1,797
Derivatives		263,096	263,096		230,080	230,080
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	25,527	25,527		47,408	47,408
Financial liabilities carried at amortized cost
Borrowings	~~W~~	15,580,938	15,624,409		13,542,664	13,521,494
Bonds		1,598,967	1,573,749		1,448,746	1,377,696
Trade accounts and notes payable		3,935,468	(	*)	4,061,684	(	*)
Other accounts payable		2,514,885	(	*)	3,242,929	(	*)
Long-term other accounts payable		434,500	(	*)	435,232	(	*)
Security deposits received		148,631	(	*)	146,788	(	*)
Lease liabilities		94,177	(	*)	72,788	(	*)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)	March 31, 2023
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	91,219	91,219
Convertible securities		—	—	1,797	1,797
Derivatives		—	263,096	—	263,096
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	25,527	—	25,527

(In millions of won)	December 31, 2022
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	96,064	96,064
Convertible securities		—	—	1,797	1,797
Derivatives		—	230,080	—	230,080
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	47,408	—	47,408

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

iii)	Valuation techniques and inputs for Assets and Liabilities measured by the fair value hierarchy Level 2 and Level 3

(In millions of won)	March 31, 2023				Valuation technique	Input

Classification	Level 1		Level 2	Level 3

Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	91,219	Discounted cash flow, etc.	Discount rate and Estimated cash flow, etc.
Convertible securities		—	—	1,797	Blended discount model and binominal option pricing model	Discount rate, stock price and volatility
Derivatives		—	263,096	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	25,527	—	Discounted cash flow	Discount rate and Exchange rate

(In millions of won)	December 31, 2022				Valuation technique	Input

Classification	Level 1		Level 2	Level 3

Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	96,064	Discounted cash flow, etc.	Discount rate and Estimated cash flow, etc.
Convertible securities		—	—	1,797	Blended discount model and binominal option pricing model	Discount rate, stock price and volatility
Derivatives		—	230,080	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	47,408	—	Discounted cash flow	Discount rate and Exchange rate

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

26.	Financial Risk Management, Continued

iv)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)	March 31, 2023				Valuation technique	Input
Classification	Level 1		Level 2	Level 3

Liabilities
Borrowings	~~W~~	—	—	15,624,409	Discounted cash flow	Discount rate
Bonds		—	—	1,573,749	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2022				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	13,521,494	Discounted cash flow	Discount rate
Bonds		—	—	1,377,696	Discounted cash flow	Discount rate

v)	The interest rates applied for determination of the above fair value as of March 31, 2023 and December 31, 2022 are as follows:

	March 31, 2023	December 31, 2022
Borrowings, bonds and others	4.32~6.19%	5.11~6.68%

vi)

There is no transfer between Level 1, Level 2 and Level 3 for the three-month period ended March 31, 2023, and the changes in financial assets classified as Level 3 of fair value measurements for the three-month period ended March 31, 2023 is as follows:

(In millions of won)
Classification	January 1, 2023		Acquisition	Disposal	Valuation	Changes in Foreign Exchange Rates	March 31, 2023
Equity securities	~~W~~	96,064	635	(181)	(7,776)	2,477	91,219
Convertible securities		1,797	—	—	—	—	1,797

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

27.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the three-month period ended March 31, 2023 are as follows:

(In millions of won)
	January 1, 2023		Cash flows from financing activities	Non-cash transactions
				Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	March 31, 2023
Short-term borrowings	~~W~~	2,578,552	(52,781)	—	34,683	—	—	2,560,454
Current portion of long-term borrowings and bonds		2,855,565	(1,134,102)	873,963	58,112	81	—	2,653,619
Long-term borrowings		8,425,195	2,700,802	(794,042)	241,458	686	3,065	10,577,164
Bonds		1,132,098	336,160	(79,921)	—	331	—	1,388,668
Lease liabilities		72,788	(20,938)	—	3,499	—	38,828	94,177

	~~W~~	15,064,198	1,829,141	—	337,752	1,098	41,893	17,274,082

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

28.	Related Parties and Others

(a)	Related parties

Related parties as of March 31, 2023 are as follows:

Classification	Description
Associates (*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates are described in Note 8.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

28.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)	2023
	Sales and others			Purchase and others
			Dividend	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.	~~W~~	—	—	126	—	8,926	999
Paju Electric Glass Co., Ltd.		—	15,200	29,539	—	—	584
WooRee E&L Co., Ltd.		—	—	306	—	—	—
YAS Co., Ltd.		—	—	1,723	7,985	—	1,200

	~~W~~	—	15,200	31,694	7,985	8,926	2,783

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	56,505	—	4,366	114,903	—	37,013
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	10,045	—	—	—	—	73
LG Electronics Vietnam Haiphong Co., Ltd.		140,929	—	—	—	—	219
LG Electronics Nanjing New Technology Co., Ltd.		93,477	—	—	—	—	81

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

28.	Related Parties and Others, Continued

(In millions of won)	2023
	Sales and others		Dividend	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics do Brasil Ltda.	~~W~~	6,584	—	—	—	—	29
LG Innotek Co., Ltd.		1,671	—	5,979	—	—	21,002
LG Electronics Mlawa Sp. z o.o.		163,117	—	—	—	—	355
LG Electronics Reynosa S.A. DE C.V.		182,571	—	—	—	—	268
LG Electronics Egypt S.A.E		5,303	—	—	—	—	22
LG Electronics Japan, Inc.		—	—	—	4	—	1,432
P.T. LG Electronics Indonesia		116,550	—	—	—	—	797
LG Technology Ventures LLC		—	—	—	—	—	1,283
HI-M Solutek Co., Ltd		—	—	—	—	—	2,109
Others		753	—	27	—	—	840

	~~W~~	721,000	—	6,006	4	—	28,510

	~~W~~	777,505	15,200	42,066	122,892	8,926	68,306

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

28.	Related Parties and Others, Continued

(In millions of won)	2022
	Sales and others			Purchase and others
			Dividend	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
AVATEC Co., Ltd.	~~W~~	—	—	26	—	17,529	377
Paju Electric Glass Co., Ltd.		—	4,361	91,714	—	—	701
WooRee E&L Co., Ltd.		—	—	3,680	—	—	2
YAS Co., Ltd.		—	100	5,783	1,826	—	2,110

	~~W~~	—	4,461	101,203	1,826	17,529	3,190

Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	59,655	—	29,584	112,710	—	27,931
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	13,472	—	—	—	—	63
LG Electronics Vietnam Haiphong Co., Ltd.		97,338	—	—	—	—	272
LG Electronics Nanjing New Technology Co., Ltd.		94,862	—	—	72	—	111

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

28.	Related Parties and Others, Continued

(In millions of won)	2022
	Sales and others		Dividend	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
LG Electronics RUS, LLC	~~W~~	19,568	—	65	75	—	19
LG Electronics do Brasil Ltda.		17,640	—	—	—	—	64
LG Innotek Co., Ltd.		1,002	—	1,046	1,298	—	21,940
LG Electronics Mlawa Sp. z o.o.		264,810	—	7	23	—	198
LG Electronics Reynosa S.A. DE C.V.		294,733	—	—	—	—	164
LG Electronics Egypt S.A.E		20,827	—	14	16	—	13
LG Electronics Japan, Inc.		—	—	—	—	—	1,762
P.T. LG Electronics Indonesia		141,916	—	—	—	—	248
LG Electronics Taiwan Taipei Co., Ltd.		3,250	—	—	—	—	128
Others		1	—	17	5	—	2,630

	~~W~~	969,419	—	1,149	1,489	—	27,612

	~~W~~	1,029,074	4,461	131,936	116,025	17,529	58,733

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

28.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable and others as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2023		December 31, 2022	March 31, 2023	December 31, 2022
Associates
AVATEC Co., Ltd.	~~W~~	—	—	1,636	3,756
Paju Electric Glass Co., Ltd.		15,200	—	28,070	30,431
WooRee E&L Co., Ltd.		878	878	1,563	1,502
YAS Co., Ltd.		—	—	12,459	7,680

	~~W~~	16,078	878	43,728	43,369

Entity that has significant influence over the Controlling Company
LG Electronics Inc.(*)	~~W~~	67,161	69,447	781,167	99,934
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	8,367	5,669	25	15
LG Electronics Vietnam Haiphong Co., Ltd.		91,489	50,173	87	53
LG Electronics Nanjing New Technology Co., Ltd.		49,168	30,018	39	—
LG Electronics do Brasil Ltda.		3,426	10,997	6	—
LG Innotek Co., Ltd.		3,299	3,838	209,948	209,032

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

28.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2023		December 31, 2022	March 31, 2023	December 31, 2022
LG Electronics Mlawa Sp. z o.o.	~~W~~	71,525	94,346	64	155
LG Electronics Reynosa, S.A. DE C.V.		121,494	16,760	131	167
LG Electronics Japan, Inc.		—	—	485	566
P.T. LG Electronics Indonesia		52,858	45,617	296	195
LG Electronics Taiwan Taipei Co., Ltd		—	—	55	77
Others		2,609	2,260	3,820	4,574

	~~W~~	404,235	259,678	214,956	214,834

	~~W~~	487,474	330,003	1,039,851	358,137

(*)	Trades accounts and notes payable and others as of March 31, 2023 includes long-term borrowings of ~~W~~650,000 million(see Note 12.(3))

(d)	Details of significant financing transactions with related parties for the three-month period ended March 31, 2023, is as follows:

(In millions of won)

Entity that has significant influence over the Controlling Company	Borrowings
LG Electronics Inc.	~~W~~	650,000

The Group entered into a loan agreement with LG Electronics Inc. on March 27, 2023 for a total borrowing amount of ~~W~~1,000,000 million, and received ~~W~~650,000 million on March 30, 2023 and ~~W~~350,000 million on April 20, 2023.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

28.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Group and certain companies and their subsidiaries included in LG Group, one of the conglomerates in the Republic of Korea according to the Monopoly Regulation and Fair Trade Act for the three-month periods ended March 31, 2023 and 2022 and as of March 31, 2023 and December 31, 2022 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)
	For the three-month period ended March 31, 2023			March 31, 2023
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Uplus Corp.	~~W~~	—	638	—	157
LG Chem Ltd. and its subsidiaries		68	108,005	61	110,147
D&O Corp. and its subsidiaries		1,501	334,122	—	279,909
LG Corp.		—	11,162	20,981	—
LG Management Development Institute		—	10,764	—	741
LG CNS Co., Ltd. and its subsidiaries		6	48,269	1	38,578
LG Household & Health Care and its subsidiaries		—	56	—	—
G2R Inc. and its subsidiaries		—	6,204	—	5,985
Robostar Co., Ltd.		—	201	—	328

	~~W~~	1,575	519,421	21,043	435,845

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

28.	Related Parties and Others, Continued

(In millions of won)
	For the three-month period ended March 31, 2022			December 31, 2022
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LX International Corp. and its subsidiaries(*1)	~~W~~	107,459	81,093	—	—
LG Uplus Corp.		—	609	—	349
LG Chem Ltd. and its subsidiaries		76	151,086	75	78,925
D&O Corp. and its subsidiaries (formerly, S&I Corp. and its subsidiaries)(*2)		77	215,062	—	284,373
LX Semicon Co., Ltd.(*1)		—	400,719	—	—
LG Corp.		—	15,048	14,979	6,287
LG Management Development Institute		—	7,963	—	524
LG CNS Co., Ltd. and its subsidiaries		8	32,072	20	94,287
LG Household & Health Care Ltd. and its subsidiaries		—	119	—	—
G2R Inc. and its subsidiaries		—	9,236	—	11,193
Robostar Co., Ltd.		—	376	—	407

	~~W~~	107,620	913,383	15,074	476,345

(*1)	The separation of LX affiliates was approved by the Fair Trade Commission on June 21, 2022.
(*2)	S&I Corp. renamed its name as D&O Corp. on April 1, 2022.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Condensed Consolidated Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

28.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Short-term benefits	~~W~~	563	586
Expenses related to the defined benefit plan		89	85

	~~W~~	652	671

Key management refers to the registered directors who have significant control and responsibilities over the Controlling Company’s operations and business.

LG DISPLAY CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

March 31, 2023 and 2022

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

LG Display Co., Ltd.:

Reviewed Financial Statements

We have reviewed the accompanying condensed separate interim financial statements of LG Display Co., Ltd. (the “Company”) which comprise the condensed separate interim statement of financial position as of March 31, 2023, the condensed separate interim statements of comprehensive loss, changes in equity and cash flows for the three-month periods ended March 31, 2023 and 2022, and notes comprising a summary of material accounting policy information and other explanatory information.

Management’s Responsibility for the Condensed Separate Interim Financial Statements

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Security and Futures Commission of the Republic of Korea. A review of interim financial information consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed separate interim financial statements referred to above are not presented fairly, in all material respects, in accordance with Korean International Financial Reporting Standards No. 1034, Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

We audited the separate statement of financial position as of December 31, 2022, and the related separate statements of comprehensive loss, changes in equity and cash flows for the year then ended, which are not accompanying this review report, in accordance with Korean Standards on Auditing, and our report thereon, dated March 3, 2023, expressed an unmodified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2022, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

1

KPMG Samjong Accounting Corp.

Seoul, Korea

May 12, 2023

This report is effective as of May 12, 2023, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Financial Position

(Unaudited)

As of March 31, 2023 and December 31, 2022

(In millions of won)	Note	March 31, 2023		December 31, 2022
Assets
Cash and cash equivalents	4, 25	~~W~~	458,623	692,312
Deposits in banks	4, 25		40,706	42,804
Trade accounts and notes receivable, net	5, 15, 25, 27		2,044,264	2,475,920
Other accounts receivable, net	5, 25		186,986	135,116
Other current financial assets	6, 25		209,516	149,479
Inventories	7		1,932,831	1,924,594
Prepaid income tax			1,781	1,092
Other current assets	5		223,769	205,860

Total current assets			5,098,476	5,627,177
Deposits in banks	4, 25		11	11
Investments	8		4,939,544	4,837,704
Other non-current accounts receivable, net	5, 25		14,442	13,364
Other non-current financial assets	6, 25		152,450	190,067
Property, plant and equipment, net	9		13,928,863	14,044,844
Intangible assets, net	10		1,618,409	1,635,181
Investment property	11		27,043	28,269
Deferred tax assets	23		2,831,919	2,413,563
Defined benefits assets, net	13		426,480	447,521
Other non-current assets			32,113	21,338

Total non-current assets			23,971,274	23,631,862

Total assets		~~W~~	29,069,750	29,259,039

Liabilities
Trade accounts and notes payable	25, 27	~~W~~	8,661,295	8,391,251
Current financial liabilities	12, 25, 26		4,078,494	4,014,046
Other accounts payable	25		1,969,363	2,813,350
Accrued expenses			465,752	558,503
Provisions	14		153,891	172,092
Advances received			12,903	28,184
Other current liabilities			54,452	65,585

Total current liabilities			15,396,150	16,043,011
Non-current financial liabilities	12, 25, 26, 27		6,433,863	5,119,695
Non-current provisions	14		76,321	86,157
Long-term advances received	15		560,634	—
Other non-current liabilities	25		658,642	659,737

Total non-current liabilities			7,729,460	5,865,589

Total liabilities			23,125,610	21,908,600

Equity
Share capital	16		1,789,079	1,789,079
Share premium	16		2,251,113	2,251,113
Retained earnings			1,903,948	3,310,247

Total equity			5,944,140	7,350,439

Total liabilities and equity		~~W~~	29,069,750	29,259,039

See accompanying notes to the condensed separate interim financial statements.

3

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Comprehensive Loss

(Unaudited)

For the three-month periods ended March 31, 2023 and 2022

(In millions of won, except earnings per share)	Note	2023		2022
Revenue	17, 27	~~W~~	3,942,097	6,457,899
Cost of sales	7, 18, 27		(4,948,142)	(6,125,335)

Gross profit (loss)			(1,006,045)	332,564
Selling expenses	18, 19		(70,732)	(128,907)
Administrative expenses	18, 19		(148,877)	(140,792)
Research and development expenses	18		(350,138)	(318,567)

Operating loss			(1,575,792)	(255,702)

Finance income	22		349,834	341,079
Finance costs	22		(408,259)	(285,182)
Other non-operating income	21		265,167	254,946
Other non-operating expenses	18, 21		(454,710)	(264,951)

Loss before income tax			(1,823,760)	(209,810)
Income tax benefit	23		(418,006)	(50,415)

Loss for the period			(1,405,754)	(159,395)

Other comprehensive loss
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	13		(545)	(3,888)
Items that will be reclassified to profit or loss
Loss on valuation of derivative			—	(4,885)
Other comprehensive loss for the period, net of income tax			(545)	(8,773)

Total comprehensive loss for the period		~~W~~	(1,406,299)	(168,168)

Loss per share (in won)
Basic loss per share	24	~~W~~	(3,929)	(445)
Diluted loss per share	24	~~W~~	(3,929)	(553)

See accompanying notes to the condensed separate interim financial statements.

4

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Changes in Equity

(Unaudited)

For the three-month periods ended March 31, 2023 and 2022

(In millions of won)	Share capital		Share premium	Retained earnings	Other capital	Total equity
Balances at January 1, 2022	~~W~~	1,789,079	2,251,113	6,611,853	(9,227)	10,642,818

Total comprehensive income (loss) for the period
Loss for the period		—	—	(159,395)	—	(159,395)
Other comprehensive loss
Remeasurements of net defined benefit liabilities, net of tax		—	—	(3,888)	—	(3,888)
Loss on valuation of derivative		—	—	—	(4,885)	(4,885)

Total other comprehensive loss		—	—	(3,888)	(4,885)	(8,773)

Total comprehensive loss for the period	~~W~~	—	—	(163,283)	(4,885)	(168,168)

Transaction with owners, recognized directly in equity
Dividends	~~W~~	—	—	(232,580)	—	(232,580)

Balances at March 31, 2022	~~W~~	1,789,079	2,251,113	6,215,990	(14,112)	10,242,070

Balances at January 1, 2023	~~W~~	1,789,079	2,251,113	3,310,247	—	7,350,439

Total comprehensive lncome (loss) for the period
Loss for the period		—	—	(1,405,754)	—	(1,405,754)
Other comprehensive loss
Remeasurements of net defined benefit liabilities, net of tax		—	—	(545)	—	(545)

Total other comprehensive loss		—	—	(545)	—	(545)

Total comprehensive loss for the period	~~W~~	—	—	(1,406,299)	—	(1,406,299)

Balances at March 31, 2023	~~W~~	1,789,079	2,251,113	1,903,948	—	5,944,140

See accompanying notes to the condensed separate interim financial statements.

5

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows

(Unaudited)

For the three-month periods ended March 31, 2023 and 2022

(In millions of won)	Note	2023		2022
Cash flows from operating activities:
Loss for the period		~~W~~	(1,405,754)	(159,395)
Adjustments for:
Income tax benefit	23		(418,006)	(50,415)
Depreciation and amortization	18		543,781	629,574
Gain on foreign currency translation			(55,420)	(91,133)
Loss on foreign currency translation			229,994	123,038
Expenses related to defined benefit plans	13		36,884	43,952
Gain on disposal of property, plant and equipment			(15,717)	(6,184)
Loss on disposal of property, plant and equipment			32,998	11,457
Impairment loss on property, plant and equipment			3,698	4,651
Loss on disposal of intangible assets			4	129
Impairment loss on intangible assets			2,429	2,719
Reversal of impairment loss on intangible assets			(122)	(3,933)
Expense on increase of provisions			5,647	59,230
Finance income			(330,297)	(330,050)
Finance costs			405,005	281,135
Other income			(46)	—
Other expenses			—	1,746

			440,832	675,916
Changes in:
Trade accounts and notes receivable			465,064	258,544
Other accounts receivable			(36,659)	3,713
Inventories			(8,237)	(413,092)
Other current assets			1,619	(79,417)
Other non-current assets			(11,075)	(18,912)
Trade accounts and notes payable			85,154	471,659
Other accounts payable			(523,117)	(134,353)
Accrued expenses			(101,489)	(499,528)
Provisions			(33,779)	(68,794)
Advances received			(15,281)	3,049
Other current liabilities			(18,082)	(9,893)
Defined benefit liabilities, net			(16,546)	(2,785)
Long-term advances received			558,699	—
Other non-current liabilities			2,741	(12,000)

			349,012	(501,809)
Cash generated from operating activities			(615,910)	14,712
Income taxes paid			(882)	(469)
Interests received			5,225	1,139
Interests paid			(144,059)	(58,073)

Net cash used in operating activities		~~W~~	(755,626)	(42,691)

See accompanying notes to the condensed separate interim financial statements.

6

LG DISPLAY CO., LTD.

Condensed Separate Interim Statements of Cash Flows, Continued

(Unaudited)

For the three-month periods ended March 31, 2023 and 2022

(In millions of won)	Note	2023		2022
Cash flows from investing activities:
Dividends received		~~W~~	—	8,611
Proceeds from withdrawal of deposits in banks			2,098	—
Acquisition of financial asset at fair value through profit or loss			—	(150)
Acquisition of financial assets at fair value through other comprehensive income			—	(1,721)
Proceeds from disposal of financial assets at fair value through other comprehensive income			—	1,628
Acquisition of investments			(101,841)	(1,131)
Proceeds from disposal of investments			—	128,000
Acquisition of property, plant and equipment			(932,043)	(842,182)
Proceeds from disposal of property, plant and equipment			377,085	63,063
Acquisition of intangible assets			(143,038)	(171,429)
Proceeds from disposal of intangible assets			—	5,862
Proceeds from settlement of derivatives			28,925	10,092
Increase in short-term loans			3,129	2,203
Increase in deposits			(5)	(162)
Decrease in deposits			68	3,539

Net cash used in investing activities			(765,622)	(793,777)

Cash flows from financing activities:	26
Proceeds from short-term borrowings			2,280,419	357,240
Repayments of short-term borrowings			(2,018,242)	—
Proceeds from issuance of bonds			336,160	443,230
Proceeds from long-term borrowings			1,714,020	181,025
Repayments of current portion of long-term borrowings and bonds			(1,023,240)	(637,942)
Payment guarantee fee received			1,633	1,165
Repayments of lease liabilities			(3,191)	(3,163)

Net cash provided by financing activities			1,287,559	341,555

Net decrease in cash and cash equivalents			(233,689)	(494,913)
Cash and cash equivalents at January 1			692,312	950,847

Cash and cash equivalents at March 31		~~W~~	458,623	455,934

See accompanying notes to the condensed separate interim financial statements.

7

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

1.	Organization and Description of Business

LG Display Co., Ltd. (the “Company”) was incorporated in February 1985 and the Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of March 31, 2023, the Company is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of March 31, 2023, LG Electronics Inc., a major shareholder of the Company, owns 37.9% (135,625,000 shares) of the Company’s common stock.

The Company’s common stock is listed on the Korea Exchange under the identifying code 034220. As of March 31, 2023, there are 357,815,700 shares of common stock outstanding. The Company’s common stock is also listed on the New York Stock Exchange in the form of American Depository Shares (“ADSs”) under the symbol “LPL”. One ADS represents one-half of one share of common stock. As of March 31, 2023, there are 17,920,592 ADSs outstanding.

2.	Basis of Presenting Financial Statements

(a)	Statement of Compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No.1034, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the separate financial statements of the Company as of and for the year ended December 31, 2022.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

(b)	Basis of Measurement

The condensed separate interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

8

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

2.	Basis of Presenting Financial Statements, Continued

(c)	Functional and Presentation Currency

The condensed separate interim financial statements are presented in Korean won, which is the Company’s functional currency.

(d)	Use of Estimates and Judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

3.	Accounting Policies

The accounting policies followed by the Company in the preparation of its condensed separate interim financial statements are the same as those followed by the Company in its preparation of the separate financial statements as of and for the year ended December 31, 2022, except for the application of K-IFRS No. 1034, Interim Financial Reporting.

9

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

4.	Cash and Cash Equivalents and Deposits in Banks

Cash and cash equivalents and deposits in banks as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
	March 31, 2023		December 31, 2022
Current assets
Cash and cash equivalents
Deposits	~~W~~	458,623	692,312
Deposits in banks
Restricted deposits (*)	~~W~~	40,706	42,804
Non-current assets
Deposits in banks
Restricted deposits (*)	~~W~~	11	11

(*)

Includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to enforce the Company’s investment plans upon the receipt of grants from Gyeongsangbuk-do.

10

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others

(a)	Trade accounts and notes receivable as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
	March 31, 2023		December 31, 2022
Due from third parties	~~W~~	164,133	173,644
Due from related parties		1,880,131	2,302,276

	~~W~~	2,044,264	2,475,920

(b)	Other accounts receivable as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
	March 31, 2023		December 31, 2022
Current assets
Non-trade receivables, net	~~W~~	186,206	133,991
Accrued income		780	1,125

	~~W~~	186,986	135,116

Non-current assets
Long-term non-trade receivables	~~W~~	14,442	13,364

	~~W~~	201,428	148,480

Due from related parties included in other accounts receivable, as of March 31, 2023 and December 31, 2022 are ~~W~~54,823 million and ~~W~~51,948 million, respectively.

(c)	The aging of trade accounts and notes receivable and other accounts receivable as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)	March 31, 2023
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	2,022,477	201,563	(249)	(1,387)
1-15 days past due		4,212	347	—	(3)
16-30 days past due		5,143	57	—	(1)
31-60 days past due		—	129	—	—
More than 60 days past due		12,710	725	(29)	(2)

	~~W~~	2,044,542	202,821	(278)	(1,393)

11

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

5.	Trade Accounts and Notes Receivable, Other Accounts Receivable and Others, Continued

(In millions of won)	December 31, 2022
	Book value			Allowance for impairment
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Current	~~W~~	2,462,872	144,950	(200)	(1,362)
1-15 days past due		922	933	—	(9)
16-30 days past due		—	—	—	—
31-60 days past due		—	79	—	—
More than 60 days past due		12,355	3,936	(29)	(47)

	~~W~~	2,476,149	149,898	(229)	(1,418)

The movement in the allowance for impairment in respect of trade accounts and notes receivable and other accounts receivable for the three-month period ended March 31, 2023 and for the year ended December 31, 2022 are as follows:

(In millions of won)	March 31, 2023			December 31, 2022
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Balance at the beginning of the period	~~W~~	229	1,418	11	1,496
(Reversal of) bad debt expense		49	(25)	218	(78)

Balance at the end of the reporting period	~~W~~	278	1,393	229	1,418

(d)	Other current assets as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)	March 31, 2023		December 31, 2022
Advanced payments	~~W~~	13,543	21,658
Prepaid expenses		127,415	51,822
Value added tax refundable		75,803	124,225
Right to recover returned goods		7,008	8,155

	~~W~~	223,769	205,860

12

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

6.	Other Financial Assets

Other financial assets as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)	March 31, 2023		December 31, 2022
Current assets
Financial assets at fair value through profit or loss
Derivatives(*)	~~W~~	177,511	119,417
Financial assets carried at amortized cost
Short-term loans	~~W~~	32,005	30,062

	~~W~~	209,516	149,479

Non-current assets
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	2,708	10,484
Convertible securities		1,797	1,797
Derivatives(*)		85,585	110,663

	~~W~~	90,090	122,944

Financial assets carried at amortized cost
Deposits	~~W~~	8,254	8,317
Long-term loans		54,106	58,806

	~~W~~	62,360	67,123

	~~W~~	152,450	190,067

(*)

Represents cross currency interest rate swap contracts and others entered into by the Company to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

13

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

7.	Inventories

Inventories as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
	March 31, 2023		December 31, 2022
Finished goods	~~W~~	276,411	215,526
Work-in-process		1,006,122	1,049,489
Raw materials		561,937	578,704
Supplies		88,361	80,875

	~~W~~	1,932,831	1,924,594

For the three-month periods ended March 31, 2023 and 2022, the amount of inventories recognized as cost of sales and inventory write-downs included in cost of sales are as follows:

(In millions of won)
	2023		2022
Inventories recognized as cost of sales	~~W~~	4,948,142	6,125,335
Including: inventory write-downs		176,646	160,280

There were no significant reversals of inventory write-downs recognized during the three-month periods ended March 31, 2023 and 2022.

14

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

8.	Investments

(a)	Investments in subsidiaries consist of the following:

(In millions of won)
			March 31, 2023			December 31, 2022
Subsidiaries	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book Value
LG Display America, Inc.	San Jose, U.S.A.	Sell display products	100%	~~W~~	36,815	100%	~~W~~	36,815
LG Display Germany GmbH	Eschborn, Germany	Sell display products	100%		19,373	100%		19,373
LG Display Japan Co., Ltd.	Tokyo, Japan	Sell display products	100%		15,686	100%		15,686
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	Sell display products	100%		35,230	100%		35,230
LG Display Nanjing Co., Ltd.	Nanjing, China	Manufacture display products	100%		593,726	100%		593,726
LG Display Shanghai Co., Ltd.	Shanghai, China	Sell display products	100%		9,093	100%		9,093
LG Display Guangzhou Co., Ltd.	Guangzhou, China	Manufacture display products	100%		293,557	100%		293,557
LG Display Shenzhen Co., Ltd.	Shenzhen, China	Sell display products	100%		3,467	100%		3,467
LG Display Singapore Pte. Ltd.	Singapore	Sell display products	100%		1,250	100%		1,250
L&T Display Technology (Fujian) Limited	Fujian, China	Manufacture and sell LCD module and LCD monitor sets	51%		10,123	51%		10,123
LG Display Yantai Co., Ltd.	Yantai, China	Manufacture display products	100%		169,195	100%		169,195
Nanumnuri Co., Ltd.	Gumi, South Korea	Provide janitorial services	100%		800	100%		800
LG Display (China) Co., Ltd.	Guangzhou,China	Manufacture and sell display products	51%		723,086	51%		723,086
Unified Innovative Technology, LLC	Wilmington, U.S.A.	Manage intellectual property	100%		9,489	100%		9,489
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	Sell display products	100%		218	100%		218
Global OLED Technology, LLC	Sterling, U.S.A.	Manage OLED intellectual property	100%		164,322	100%		164,322
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	Manufacture display products	100%		672,658	100%		672,658
Suzhou Lehui Display Co., Ltd.	Suzhou, China	Manufacture and sell LCD module and LCD monitor sets	100%		121,640	100%		121,640
LG DISPLAY FUND I LLC(*)	Wilmington, U.S.A.	Invest in venture business and acquire technologies	100%		87,106	100%		85,266
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	Manufacture and sell display products	69%		1,794,547	69%		1,794,547
Money Market Trust	Seoul, Korea	Money market trust	100%		100,000	—		—

				~~W~~	4,861,381		~~W~~	4,759,541

(*)

For the three-month period ended March 31, 2023, the Company contributed ~~W~~1,840 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Company’s ownership percentage in LG DISPLAY FUND I LLC as a result of this additional investment.

15

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

8.	Investments, Continued

(b)	Investments in associates consist of the following:

(In millions of won)
			March 31, 2023			December 31, 2022
Associates	Location	Business	Percentage of ownership	Book Value		Percentage of ownership	Book Value
Paju Electric Glass Co., Ltd.	Paju, South Korea	Manufacture glass for display	40%	~~W~~	45,089	40%	~~W~~	45,089
WooRee E&L Co., Ltd.	Ansan, South Korea	Manufacture LED back light unit packages	13%		11,424	13%		11,424
YAS Co., Ltd.	Paju, South Korea	Develop and manufacture deposition equipment for OLEDs	15%		10,000	15%		10,000
AVATEC Co., Ltd.	Daegu, South Korea	Process and sell glass for display	14%		8,000	14%		8,000
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	Develop and manufacture tablet for kids	10%		—	10%		—
Cynora GmbH	Bruchsal Germany	Develop organic emitting materials for displays and lighting devices	11%		—	11%		—
Material Science Co., Ltd.	Seoul, South Korea	Develop, manufacture and sell materials for display	10%		3,650	10%		3,650

				~~W~~	78,163		~~W~~	78,163

Although the Controlling Company’s respective share interests in WooRee E&L Co., Ltd., YAS Co., Ltd., AVATEC Co., Ltd., Arctic Sentinel, Inc., Cynora GmbH and Material Science Co., Ltd. are below 20%, the Controlling Company is able to exercise significant influence through its right to appoint a director to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

Dividends income recognized from subsidiaries and associates for the three-month periods ended March 31, 2023 and 2022 amounted to ~~W~~15,200 million and ~~W~~4,461 million, respectively.

16

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

9.	Property, Plant and Equipment

For the three-month periods ended March 31, 2023 and 2022, the Company purchased property, plant and equipment of ~~W~~689,393 million and ~~W~~789,973 million, respectively. The capitalized borrowing costs and the annualized capitalization rate were ~~W~~68,843 million and 4.95%, and ~~W~~26,525 million and 2.85%, for the three-month periods ended March 31, 2023 and 2022, respectively. Also, for the three-month periods ended March 31, 2023 and 2022, the Company disposed of property, plant and equipment with carrying amounts of ~~W~~393,365 million and ~~W~~69,563 million, respectively, and recognized ~~W~~15,717 million and ~~W~~32,998 million, respectively, as gain and loss on disposal of property, plant and equipment for the three-month period ended March 31, 2023 (gain and loss on disposal of property, plant and equipment for the three-month period ended March 31, 2022: ~~W~~6,184 million and ~~W~~11,457 million, respectively).

10.	Intangible Assets

The Company capitalizes expenditures related to development activities, such as expenditures incurred on designing, manufacturing and testing of products after those related activities meet the capitalization criteria of development costs including technical feasibility, future economic benefits and others. The balances of capitalized development costs as of March 31, 2023 and December 31, 2022 are ~~W~~586,232 million and ~~W~~565,219 million, respectively. For the three-month periods ended March 31, 2023 and 2022, the Company recognized an impairment loss amounting to ~~W~~1,962 million and ~~W~~2,526 million, respectively, in connection with development projects.

11.	Investment Property

(a)	Changes in investment property for the three-month period ended March 31, 2023 are as follows:

(In millions of won)	2023
Book value as of January 1, 2023	~~W~~	28,269
Depreciation		(1,226)

Book value as of March 31, 2023	~~W~~	27,043

(b)	During the three-month period ended March 31, 2023, rental income from investment property is ~~W~~810 million.

17

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

12.	Financial Liabilities

(a)	Financial liabilities as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)	March 31, 2023		December 31, 2022
Current
Short-term borrowings	~~W~~	2,233,200	1,952,289
Current portion of long-term borrowings and bonds		1,827,002	2,038,338
Current portion of payment guarantee liabilities		6,431	5,877
Derivatives(*)		2,091	14,443
Lease liabilities		9,770	3,099

	~~W~~	4,078,494	4,014,046

Non-current
Won denominated borrowings	~~W~~	3,084,777	1,644,602
Foreign currency denominated borrowings		1,919,242	2,293,813
Bonds		1,388,668	1,132,098
Payment guarantee liabilities		14,442	13,364
Derivatives(*)		23,436	32,965
Lease liabilities		3,298	2,853

	~~W~~	6,433,863	5,119,695

(*)

Represents cross currency interest rate swap contracts and others entered into by the Company to hedge currency and interest rate risks with respect to foreign currency denominated borrowings and bonds. The contracts are not designated as hedging instruments.

(b)	Short-term borrowings as of March 31, 2023 and December 31, 2022 are as follows.

(In millions of won and USD)
Lender	Annual interest rate as of March 31, 2023 (%)	March 31, 2023		December 31, 2022
Standard Chartered Bank Korea Limited and others	4.62~7.00	~~W~~	2,233,200	1,952,289
Foreign currency equivalent		USD	500	USD 901

18

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

12.	Financial Liabilities, Continued

(c)	Won denominated long-term borrowings as of March 31, 2023 and December 31, 2022 are as follows :

(In millions of won)
Lender	Annual interest rate as of March 31, 2023 (%)	March 31, 2023		December 31, 2022
LG ELECTRONICS INC.	6.06	~~W~~	650,000	—
Korea Development Bank and others	1.90~7.50		3,252,902	2,986,102
Less current portion of long-term borrowings			(818,125)	(1,341,500)

		~~W~~	3,084,777	1,644,602

(d)	Foreign currency denominated long-term borrowings as of March 31, 2023 and December 31, 2022 are as follows :

(In millions of won and USD)
Lender	Annual interest rate as of March 31, 2023 (%)	March 31, 2023		December 31, 2022
KEB Hana Bank and others	1.82~7.75	~~W~~	2,717,820	2,674,003
Foreign currency equivalent			USD 2,085	USD 2,110
Less current portion of long-term borrowings			(798,578)	(380,190)

		~~W~~	1,919,242	2,293,813

19

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

12.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of March 31, 2023 and December 31, 2022 are as follows :

(In millions of won and USD)
	Maturity	Annual interest rate as of March 31, 2023 (%)	March 31, 2023		December 31, 2022
Won denominated bonds at amortized cost(*1)
Publicly issued bonds	February 2024~ February 2027	2.29~3.66	~~W~~	1,025,000	1,215,000
Privately issued bonds	January 2025~ May 2033	3.25~7.25		447,000	110,000
Less discount on bonds				(3,399)	(2,927)
Less current portion				(79,933)	(189,975)

			~~W~~	1,388,668	1,132,098

Foreign currency denominated bonds at amortized cost(*2)
Privately issued bonds	April 2023	6.27	~~W~~	130,380	126,730
Foreign currency equivalent				USD 100	USD 100
Less discount on bonds				(14)	(57)
Less current portion				(130,366)	(126,673)

			~~W~~	—	—

			~~W~~	1,388,668	1,132,098

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly.

20

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

13.	Employee Benefits

The Company’s defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Company.

(a)	Net defined benefit liabilities (defined benefit assets) recognized as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
	March 31, 2023		December 31, 2022
Present value of partially funded defined benefit obligations	~~W~~	1,531,474	1,595,629
Fair value of plan assets		(1,957,954)	(2,043,150)

	~~W~~	(426,480)	(447,521)

(b)	Expenses related to defined benefit plans recognized in profit or loss for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Current service cost	~~W~~	42,870	44,483
Net interest cost		(5,986)	(531)

	~~W~~	36,884	43,952

(c)	Plan assets as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
	March 31, 2023		December 31, 2022
Guaranteed deposits in banks	~~W~~	1,957,954	2,043,150

As of March 31, 2023, the Company maintains the plan assets primarily with Mirae Asset Securities Co., Ltd., KB Insurance Co., Ltd. and others.

(d)	Remeasurements of the net defined benefit liabilities (assets) included in other comprehensive income (loss) for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Remeasurements of net defined benefit liabilities	~~W~~	(702)	(5,265)
Tax effect		157	1,377

Remeasurements of net defined benefit liabilities, net of income tax	~~W~~	(545)	(3,888)

21

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

14.	Provisions

Changes in provisions for the three-month period ended March 31, 2023 are as follows:

(In millions of won)
	Litigation and claims		Warranties (*)	Others	Total
Balance at January 1, 2023	~~W~~	1,680	248,137	8,432	258,249
Additions (reversal)		96	5,647	(1,880)	3,863
Usage		—	(31,900)	—	(31,900)

Balance at March 31, 2023	~~W~~	1,776	221,884	6,552	230,212

Current	~~W~~	1,776	145,563	6,552	153,891
Non-current	~~W~~	—	76,321	—	76,321

(*)

Product warranties on defective products are normally applicable for warranty periods from the date of customer’s purchase. The provision is calculated by using historical and anticipated rates of warranty claims and costs per claim to satisfy the Company’s warranty obligation.

22

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

15.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

Some individual claimants filed “follow-on” damages claims against the Company and other TFT-LCD manufacturers alleging violations of EU competition law. While the Company continues its vigorous defense of the various pending proceedings described above, as of March 31, 2023, the Company cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the proceedings.

Others

The Company is involved in various lawsuits and disputes in addition to the pending proceedings described above. The Company cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Company has agreements with Korea Development Bank and several other banks for accounts receivable sales negotiating facilities of up to an aggregate of USD 1,000 million (~~W~~1,303,800 million) in connection with the Company’s export sales transactions with its subsidiaries. As of March 31, 2023, there are no short-term borrowings that are outstanding but past due in connection with these agreements. In connection with all of the contracts in this paragraph, the Company has sold its accounts receivable with recourse.

The Company has a credit facility agreement with Shinhan Bank and several other banks pursuant to which the Company could sell its accounts receivables up to an aggregate of ~~W~~410,697 million in connection with its domestic and export sales transactions and, as of March 31, 2023, ~~W~~18,370 million accounts and notes receivable sold to Shinhan Bank and others were outstanding in connection with the agreement. In connection with the contract above, the Company has sold its accounts receivable without recourse.

23

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

15.	Contingent Liabilities and Commitments, Continued

Letters of credit

As of March 31, 2023, the Company entered into agreements with financial institutions in relation to the opening of letters of credit and the respective credit limits under the agreements are as follows:

(In millions of won, USD)
	Contractual amount	KRW equivalent
KEB Hana Bank	USD 650	~~W~~	847,470
Sumitomo Mitsui Banking Corporation	USD 200		260,760
Industrial Bank of Korea	USD 450		586,710
Industrial and Commercial Bank of China	USD 200		260,760
Shinhan Bank	USD 270		352,026
KB Kookmin Bank	USD 700		912,660
MUFG Bank	USD 150		195,570
The Export–Import Bank of Korea	USD 50		65,190
Citibank Korea	USD 100		130,380

	USD 2,770	~~W~~	3,611,526

Payment guarantees

The Company provides payment guarantees to LG Display Vietnam Haiphong Co., Ltd. in connection with the principal amount of term loan credit facilities amounting to USD 1,472 million (~~W~~1,919,483 million).

In addition, the Company obtained payment guarantees amounting to USD 1,150 million (~~W~~1,499,370 million) from KB Kookmin Bank and others for advances received related to the long-term supply agreements.

License agreements

As of March 31, 2023, the Company has technical license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent license agreement with Universal Display Corporation and others in relation to its OLED business. Also, the Company has a trademark license agreement with LG Corp. and other intellectual property license agreements with various companies as of March 31, 2023.

Long-term supply agreement

As of March 31, 2023, in connection with long-term supply agreements with customers, the Company recognized USD 430 million (~~W~~560,634 million) in advances received. The advances received will be used to offset accounts receivable arising from future product sales after a specified period of time. The Company received payment guarantees amounting to USD 1,150 million (~~W~~1,499,370 million) from KB Kookmin Bank and other various banks relating to advances received (see note 15(b) payment guarantees).

Pledged Assets

In connection with the borrowings amounting to ~~W~~650,000 million from related party, as of March 31, 2023, the Company is providing its property, plant and equipment with carrying amount of ~~W~~541,970 million as pledged assets (see note 12(c)).

24

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

15.	Contingent Liabilities and Commitments, Continued

Commitments for asset acquisition

The Company’s commitments in relation to capital expenditures on property, plant and equipment and intangible assets as of March 31, 2023 are ~~W~~520,012 million.

16.	Share Capital and Share Premium

The Company is authorized to issue 500,000,000 shares of capital stock (par value ~~W~~5,000), and as of March 31, 2023 and December 31, 2022, the number of issued common shares is 357,815,700. There have been no changes in the capital stock from January 1, 2022 to March 31, 2023.

The Company’s capital surplus consists of share premium. There have been no changes in share premium from January 1, 2022 to March 31, 2023.

25

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

17.	Revenue

Details of revenue for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Sales of goods	~~W~~	3,931,062	6,472,888
Royalties		2,810	2,737
Others		8,225	4,343
Hedging loss		—	(22,069)

	~~W~~	3,942,097	6,457,899

18.	The Nature of Expenses and Others

The classification of expenses by nature for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Changes in inventories	~~W~~	(8,237)	(413,092)
Purchases of raw materials, merchandise and others		1,478,157	2,148,836
Depreciation and amortization		543,781	629,574
Outsourcing		2,152,690	2,920,031
Labor		631,148	630,553
Supplies and others		161,552	204,752
Utility		208,948	189,543
Fees and commissions		107,858	123,001
Shipping		8,986	13,242
Advertising		17,664	27,711
Warranty		5,647	59,230
Travel		12,085	10,652
Taxes and dues		16,420	20,156
Others		220,351	170,526

	~~W~~	5,557,050	6,734,715

Total expenses consist of cost of sales, selling, administrative, research and development expenses and other non-operating expenses, excluding foreign exchange differences.

26

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

19.	Selling and Administrative Expenses

Details of selling and administrative expenses for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Salaries	~~W~~	62,788	56,384
Expenses related to defined benefit plans		5,741	6,570
Other employee benefits		13,518	11,722
Shipping		3,932	6,419
Fees and commissions		45,564	49,073
Depreciation		37,427	30,494
Taxes and dues		1,010	1,123
Advertising		17,664	27,711
Warranty		5,647	59,230
Insurance		2,518	1,942
Travel		3,851	1,895
Training		3,690	1,857
Others		16,259	15,279

	~~W~~	219,609	269,699

20.	Personnel Expenses

Details of personnel expenses for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Salaries and wages	~~W~~	551,403	540,011
Other employee benefits		88,320	73,095
Contributions to National Pension plan		19,580	17,996
Expenses related to defined benefit plans and defined contribution plans		38,790	44,259

	~~W~~	698,093	675,361

27

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

21.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Foreign currency gain	~~W~~	248,340	243,961
Gain on disposal of property, plant and equipment		15,717	6,184
Reversal of impairment loss on intangible assets		122	3,933
Rental income		495	518
Others		493	350

	~~W~~	265,167	254,946

(b)	Details of other non-operating expenses for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Foreign currency loss	~~W~~	415,549	243,837
Loss on disposal of property, plant and equipment		32,998	11,457
Impairment loss on property, plant and equipment		3,698	4,651
Loss on disposal of intangible assets		4	129
Impairment loss on intangible assets		2,429	2,719
Others		32	2,158

	~~W~~	454,710	264,951

28

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

22.	Finance Income and Finance Costs

Finance income and costs recognized in profit or loss for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Finance income
Interest income	~~W~~	4,620	1,158
Dividend income		15,200	4,461
Foreign currency gain		27,342	12,443
Gain on transaction of derivatives		28,925	10,204
Gain on valuation of derivatives		272,024	223,165
Gain on valuation of financial assets at fair value through profit or loss		—	310
Gain on valuation of financial liabilities at fair value through profit or loss		—	88,255
Others		1,723	1,083

	~~W~~	349,834	341,079

Finance costs
Interest expense	~~W~~	74,215	34,756
Foreign currency loss		108,277	76,878
Loss on sale of trade accounts and notes receivable		230	8
Loss on valuation of financial assets at fair value through profit or loss		7,776	1,175
Loss on transaction of derivatives		—	112
Loss on valuation of derivatives		217,126	172,110
Others		635	143

	~~W~~	408,259	285,182

29

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

23.	Income Tax Benefit

(a)	Details of income tax benefit for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Current tax expense	~~W~~	193	287
Deferred tax benefit		(418,199)	(50,702)

Income tax benefit	~~W~~	(418,006)	(50,415)

(b)	Deferred tax assets and liabilities:

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that the deferred tax assets at the reporting date will be realized with the Company’s estimated future taxable income. The Company’s deferred tax assets and liabilities may differ from actual refundable or payable amount.

Deferred tax assets and liabilities as of March 31, 2023 and December 31, 2022 are attributable to the following:

(In millions of won)	Assets			Liabilities		Total
	March 31, 2023		December 31, 2022	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Other accounts receivable, net	~~W~~	—	—	(3,250)	(2,009)	(3,250)	(2,009)
Inventories, net		34,560	35,562	—	—	34,560	35,562
Defined benefit liabilities		—	—	(98,906)	(95,850)	(98,906)	(95,850)
Accrued expenses		83,263	106,398	—	—	83,263	106,398
Property, plant and equipment		428,617	420,455	—	—	428,617	420,455
Intangible assets		6,928	22,093	—	—	6,928	22,093
Provisions		50,773	57,210	—	—	50,773	57,210
Other temporary differences		24,025	23,881	(22,798)	(26,008)	1,227	(2,127)
Tax loss carryforwards		2,145,354	1,700,860	—	—	2,145,354	1,700,860
Tax credit carryforwards		183,353	170,971	—	—	183,353	170,971

Deferred tax assets (liabilities)	~~W~~	2,956,873	2,537,430	(124,954)	(123,867)	2,831,919	2,413,563

30

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

24.	Loss per Share

(a)	Basic loss per share for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In won and No. of shares)
	2023		2022
Loss for the period	~~W~~	(1,405,754,249,735)	(159,394,785,112)
Weighted-average number of common stocks outstanding		357,815,700	357,815,700

Basic loss per share	~~W~~	(3,929)	(445)

For the three-month periods ended March 31, 2023 and 2022, there were no events or transactions that resulted in changes in the number of common stocks used for calculating basic loss per share.

(b)	Diluted loss per share

Diluted loss per share is not different from basic loss per share as there is no dilution effects of potential common stocks for the three-month period ended March 31, 2023.

Diluted loss per share for the three-month period ended March 31, 2022 are as follows:

(In won and number of shares)
	2022
Loss attributable to owners of the Controlling Company	~~W~~	(159,394,785,112)
Adjustments:
Interest expenses of convertible bond, net of income tax		3,128,508,631
Gain on valuation of convertible bond, net of income tax		(65,167,221,103)
Diluted loss attributable to owners of the Controlling Company		(221,433,497,584)
Weighted-average number of common stocks outstanding after adjustment		400,259,043

Diluted loss per share	~~W~~	(553)

Weighted-average number of common stocks outstanding, after adjustment, for measurement of diluted loss per share is determined as follows:

(Number of shares)
2022
Weighted-average number of common stocks outstanding	357,815,700
Adjustment : Number of common stocks to be issued from conversion	42,443,343

Weighted-average number of common stocks outstanding, after adjustment	400,259,043

31

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

25.	Financial Risk Management

The Company is exposed to credit risk, liquidity risk and market risks. The Company identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, JPY, etc.

Interest on borrowings is accrued in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Company, primarily KRW and USD.

The Company adopts policies to ensure that its net exposure is kept to a manageable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In respect of monetary assets and liabilities denominated in foreign currencies, the Company manages currency risk through continuously managing the position of foreign currencies, measuring the currency risk and, if necessary, using derivatives such as currency forwards, currency swap and others.

32

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

25.	Financial Risk Management, Continued

i)	Exposure to currency risk

The Company’s exposure to foreign currency risk based on notional amounts as of March 31, 2023 and December 31, 2022 is as follows:

(In millions)	March 31, 2023
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	332	—	—	1	—
Trade accounts and notes receivable	1,521	12	—	—	—
Other accounts receivables	38	1,786	2	—	189
Short-term loans	30	—	—	—	—
Trade accounts and notes payable	(5,410)	(5,220)	—	—	—
Other accounts payable	(521)	(17,177)	—	—	(3)
Financial liabilities	(2,685)	—	—	—	—

	(6,695)	(20,599)	2	1	186

Cross currency interest rate swap contracts(*)	2,305	—	—	—	—

Net exposure	(4,390)	(20,599)	2	1	186

(*)

Of cross currency interest rate swap contracts, USD 600 million were entered into to hedge currency risk with respect to foreign currency denominated borrowings and USD 1,705 million were entered into to hedge currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds

(In millions)	December 31, 2022
	USD	JPY	CNY	PLN	EUR
Cash and cash equivalents	457	—	—	1	—
Trade accounts and notes receivable	1,906	217	—	—	—
Other accounts receivables	75	112	—	—	3
Short-term loans	30	—	—	—	—
Trade accounts and notes payable	(5,451)	(4,041)	—	—	—
Other accounts payable	(593)	(18,611)	(1)	—	(6)
Financial liabilities	(3,111)	—	—	—	—

	(6,687)	(22,323)	(1)	1	(3)

Cross currency interest rate swap contracts(*)	2,430	—	—	—	—

Net exposure	(4,257)	(22,323)	(1)	1	(3)

(*)

Of cross currency interest rate swap contracts, USD 700 million were entered into to hedge currency risk with respect to foreign currency denominated borrowings and USD 1,730 million were entered into to hedge currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

33

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

25.	Financial Risk Management, Continued

Average exchange rates applied for the three-month periods ended March 31, 2023 and 2022 and the exchange rates at March 31, 2023 and December 31, 2022 are as follows:

(In won)	Average rate		Reporting date spot rate
	2023	2022	March 31, 2023	December 31, 2022
USD	1,274.41	1,204.44	1,303.80	1,267.30
JPY	9.64	10.37	9.81	9.53
CNY	186.03	189.61	189.13	181.44
PLN	290.29	292.66	304.09	288.70
EUR	1,366.90	1,351.45	1,421.53	1,351.20

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Company’s assets or liabilities denominated in a foreign currency as of March 31, 2023 and December 31, 2022, would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	March 31, 2023			December 31, 2022
	Equity		Profit or loss	Equity		Profit or loss
USD (5 percent weakening)	~~W~~	(220,562)	(220,562)	~~W~~	(207,623)	(207,623)
JPY (5 percent weakening)		(7,790)	(7,790)		(8,189)	(8,189)
CNY (5 percent weakening)		15	15		(7)	(7)
PLN (5 percent weakening)		12	12		11	11
EUR (5 percent weakening)		10,189	10,189		(156)	(156)

A stronger won against the above currencies as of March 31, 2023 and December 31, 2022 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

34

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

25.	Financial Risk Management, Continued

(ii)	Interest rate risk

Interest rate risk arises principally from the Company’s variable interest-bearing bonds and borrowings. The Company establishes and applies its policy to reduce uncertainty arising from fluctuations in interest rates and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Company entered into cross currency interest rate swap contracts amounting to USD 1,705 million (~~W~~2,222,979 million) and interest rate swap contracts amounting to ~~W~~760,000 million in notional amount to hedge interest rate risk with respect to variable interest bearing borrowings.

i)	Profile

The interest rate profile of the Company’s interest-bearing financial instruments as of March 31, 2023 and December 31, 2022 is as follows:

(In millions of won)
	March 31, 2023		December 31, 2022
Fixed rate instruments
Financial assets	~~W~~	499,329	735,116
Financial liabilities		(6,789,859)	(5,843,924)

	~~W~~	(6,290,530)	(5,108,808)

Variable rate instruments
Financial liabilities	~~W~~	(3,663,030)	(3,217,216)

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of March 31, 2023 and December 31, 2022, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following 12 month periods. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)
	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
March 31, 2023
Variable rate instruments(*)	~~W~~	(5,241)	5,241	(5,241)	5,241
December 31, 2022
Variable rate instruments(*)	~~W~~	(4,270)	4,270	(4,270)	4,270

(*)	Financial instruments related to non-hedging interest rate swap are excluded from the calculation.

35

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

25.	Financial Risk Management, Continued

(iii)	Managing interest rate benchmark reform and associated risks

A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative risk-free rates (referred to as ‘IBOR reform’). The publication of LIBOR, except overnight, 1-month, 3-month, 6-month, and 12-month USD LIBORs, was terminated as of December 31, 2021 and the five LIBORs, as mentioned above, will be discontinued by June 30, 2023.

The Company does not have financial instruments affected by already discontinued LIBORs. The Company plans to change benchmark interest rate applied to some of its financial instruments from LIBORs to Secured Overnight Financing Rates (SOFRs), an alternative indicator interest rate. For these LIBOR-related financial instruments, the LIBORs are continued to be published. Meanwhile, in the case of the CD rate, an alternative reference rate was selected as the Korea Overnight Financing Repo Rate (KOFR) as part of the reform of the interest rate benchmark. However, unlike LIBOR, the termination of the publication of the CD rate is not scheduled, and the Company does not have plan to change to KOFR.

The Company is exposed to the legal risk of changing the contract of financial instruments due to the reform of the interest rate indicator, as well as the process and operational risks to deal with such changes. In addition, the Company is also exposed to the risk of monitoring the market trend on the alternative index interest rate and establishing a risk management strategy accordingly to manage the risk of the new alternative index interest rate. The Company manages and monitors the transition to alternative interest rate benchmark by evaluating the extent to which a contract references IBOR cash flows, whether such contracts will need to be amended as a result of IBOR reform and how to manage communication about IBOR reform with counterparties.

The Company monitors the transition to an alternative interest rate benchmark by reviewing the total amounts of contracts that have yet to transition to an alternative benchmark rate and the amounts of such contracts that include an appropriate fallback clause. The Company considers that a contract is not yet transitioned to an alternative benchmark rate when interest rate under the contract is indexed to a benchmark rate that is still subject to IBOR reform, even if it includes a fallback clause that deals with the cessation of the existing IBOR(“unreformed contracts”). As of March 31, 2023, the total amounts of unreformed contracts and those with appropriate fallback language are as follows, and the financial instruments that will be settled before June 30, 2023 are excluded:

(In millions of won)
	Total amount of unreformed contracts		Amount with appropriate fallback clause
Non-derivative financial liabilities
Borrowings	~~W~~	1,701,459	1,701,459
Derivative assets
Cross currency interest rate swap contracts	~~W~~	193,674	193,674

36

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

25.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers.

The Company’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, do not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Company establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Company recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
	March 31, 2023		December 31, 2022
Financial assets carried at amortized cost
Cash equivalents	~~W~~	458,623	692,312
Deposits in banks		40,717	42,815
Trade accounts and notes receivable, net		2,044,264	2,475,920
Non-trade receivables		186,206	133,991
Accrued income		780	1,125
Deposits		8,254	8,317
Short-term loans		32,005	30,062
Long-term loans		54,106	58,806
Long-term non-trade receivables		14,442	13,364

	~~W~~	2,839,397	3,456,712

Financial assets at fair value through profit or loss
Convertible securities	~~W~~	1,797	1,797
Derivatives		263,096	230,080

	~~W~~	264,893	231,877

	~~W~~	3,104,290	3,688,589

37

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

25.	Financial Risk Management, Continued

In addition to the financial assets above, as of March 31, 2023, the Company provides payment guarantees in connection with the principal amount of credit facilities amounting to USD 1,472 million (~~W~~1,919,483 million) (see note 15).

Trade accounts and notes receivable are insured in order for the Company to manage credit risk if they do not meet the Company’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Company and seeking insurance coverage, if necessary.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. To the extent that the Company does not generate sufficient cash flows from operations to meet its capital requirements, the Company may rely on other financing activities, such as long-term borrowings and offerings of debt instruments, equity-linked and other debt instruments. In addition, the Company maintains a line of credit with various banks.

38

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

25.	Financial Risk Management, Continued

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of March 31, 2023.

(In millions of won)			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	8,853,922	9,584,726	2,810,545	1,408,811	2,491,645	2,873,725	—
Bonds		1,598,967	1,761,554	161,524	109,100	954,893	450,437	85,600
Trade accounts and notes payable		8,661,295	8,661,295	8,263,732	397,563	—	—	—
Other accounts payable		1,524,458	1,526,473	1,224,071	302,402	—	—	—
Other accounts payable (enterprise procurement cards)(*1)		444,905	444,905	197,276	247,629	—	—	—
Long-term other accounts payable		409,909	478,541	—	—	109,546	204,716	164,279
Payment guarantee(*2)		20,873	2,206,170	315,728	212,763	388,409	917,548	371,722
Security deposits received		148,570	191,590	960	4,030	5,590	181,010	—
Lease liabilities		13,068	13,600	6,388	3,724	2,170	896	422

Derivative financial liabilities
Derivatives	~~W~~	25,527	15,465	(2,552)	1,525	7,119	9,373	—

	~~W~~	21,701,494	24,884,319	12,977,672	2,687,547	3,959,372	4,637,705	622,023

(*1)

Represents liabilities payable to credit card companies for utility expenses and others paid using enterprise procurement cards. The Company presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating activities since the Company is using the enterprise procurement cards through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no security is provided. Change in liabilities related to procurement cards for the three-month period ended March 31, 2023 is as follows:

(In millions of won)
	January 1, 2023		Change (Cash flows from operating activities)	March 31, 2023
Other accounts payable (enterprise procurement cards)	~~W~~	935,739	(490,834)	444,905

(*2)	Contractual cash flows of payment guarantee is identical to timing of principal and interest payment and represent the maximum amount that the Company could be required to pay the guarantee amount.

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

39

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

25.	Financial Risk Management, Continued

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

(In millions of won)
	March 31, 2023		December 31, 2022
Total liabilities	~~W~~	23,125,610	21,908,600
Total equity		5,944,140	7,350,439
Cash and deposits in banks (*1)		499,329	735,116
Borrowings (including bonds)		10,452,889	9,061,140
Total liabilities to equity ratio		389%	298%
Net borrowings to equity ratio (*2)		167%	113%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and current deposits in banks by total equity.

40

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

25.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

i)	Current assets and liabilities

The carrying amounts approximate their fair value because of the short maturity of these instruments.

ii)	Trade receivables and other receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes. The carrying amounts of current receivables approximate their fair value.

iii)	Investments in equity and debt securities

The fair value of marketable financial assets at FVTPL and FVOCI is determined by reference to their quoted closing bid price at the reporting date. The fair value of non-marketable instruments is determined using the results of fair value assessment performed by external valuation institutions and others.

iv)	Non-derivative financial liabilities

Fair value, which is determined for disclosure purposes, except for the liabilities at FVTPL, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

v)	Derivatives

The inputs used to measure the fair value of currency forward and cross currency interest rate swap are calculated based on the exchange rates and interest rates observable in the market at the reporting date.

41

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

25.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the condensed separate interim statements of financial position as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)	March 31, 2023			December 31, 2022
	Carrying amounts		Fair values	Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	458,623	(*)	692,312	(*)
Deposits in banks		40,717	(*)	42,815	(*)
Trade accounts and notes receivable		2,044,264	(*)	2,475,920	(*)
Non-trade receivables		186,206	(*)	133,991	(*)
Accrued income		780	(*)	1,125	(*)
Deposits		8,254	(*)	8,317	(*)
Short-term loans		32,005	(*)	30,062	(*)
Long-term loans		54,106	(*)	58,806	(*)
Long-term non-trade receivables		14,442	(*)	13,364	(*)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	2,708	2,708	10,484	10,484
Convertible securities		1,797	1,797	1,797	1,797
Derivatives		263,096	263,096	230,080	230,080
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	25,527	25,527	47,408	47,408
Financial liabilities carried at amortized cost
Borrowings	~~W~~	8,853,922	8,867,441	7,612,394	7,561,919
Bonds		1,598,967	1,573,749	1,448,746	1,377,696
Trade accounts and notes payable		8,661,295	(*)	8,391,251	(*)
Other accounts payable		1,969,363	(*)	2,813,350	(*)
Long-term other accounts payable		409,909	(*)	408,019	(*)
Payment guarantee liabilities		20,873	(*)	19,241	(*)
Security deposits received		148,570	(*)	146,773	(*)
Lease liabilities		13,068	(*)	5,952	(*)

(*)	Excluded from disclosures as the carrying amount approximates fair value.

42

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

25.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Financial instruments measured at fair value

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)	March 31, 2023
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	2,708	2,708
Convertible securities		—	—	1,797	1,797
Derivatives		—	263,096	—	263,096
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	25,527	—	25,527

(In millions of won)	December 31, 2022
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	10,484	10,484
Convertible securities		—	—	1,797	1,797
Derivatives		—	230,080	—	230,080
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	47,408	—	47,408

43

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

25.	Financial Risk Management, Continued

iii)	Valuation techniques and inputs for Assets and Liabilities measured by the fair value hierarchy Level 2 and Level 3

(In millions of won)	March 31, 2023				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	2,708	Discounted cash flow, etc.	Discount rate and Estimated cash flow, etc.
Convertible securities		—	—	1,797	Blended discount model and binominal option pricing model	Discount rate, stock price and volatility
Derivatives		—	263,096	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	25,527	—	Discounted cash flow	Discount rate and Exchange rate

(In millions of won)	December 31, 2022				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	—	—	10,484	Discounted cash flow, etc.	Discount rate and Estimated cash flow, etc.
Convertible securities		—	—	1,797	Blended discount model and binominal option pricing model	Discount rate, stock price and volatility
Derivatives		—	230,080	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	47,408	—	Discounted cash flow	Discount rate and Exchange rate

44

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

25.	Financial Risk Management, Continued

iv)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)	March 31, 2023				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	8,867,441	Discounted cash flow	Discount rate
Bonds		—	—	1,573,749	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2022				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	7,561,919	Discounted cash flow	Discount rate
Bonds		—	—	1,377,696	Discounted cash flow	Discount rate

v)	The interest rates applied for determination of the above fair value as of March 31, 2023 and December 31, 2022 are as follows:

	March 31, 2023	December 31, 2022
Borrowings, bonds and others	4.32~6.19%	5.11~6.68%

vi)

There is no transfer between Level 1, Level 2 and Level 3 for the three-month period ended March 31, 2023, and the changes in financial assets classified as Level 3 of fair value measurements for the three-month period ended March 31, 2023 is as follows:

(In millions of won) Classification	January 1, 2023		Valuation	March 31, 2023
Equity instruments	~~W~~	10,484	(7,776)	2,708
Convertible securities		1,797	—	1,797

45

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

26.	Changes in liabilities arising from financing activities

Changes in liabilities arising from financing activities for the three-month period ended March 31, 2023 are as follows:

(In millions of won)
	January 1, 2023		Cash flows from financing activities	Non-cash transactions
				Reclassification	Gain or loss on foreign currency translation	Effective interest adjustment	Others	March 31, 2023
Short-term borrowings	~~W~~	1,952,289	262,177	—	18,734	—	—	2,233,200
Current portion of long-term borrowings and bonds		2,038,338	(1,023,240)	785,635	26,188	81	—	1,827,002
Payment guarantee liabilities		19,241	1,633	—	—	—	(1)	20,873
Long-term borrowings		3,938,415	1,714,020	(705,714)	53,746	686	2,866	5,004,019
Bonds		1,132,098	336,160	(79,921)	—	331	—	1,388,668
Lease liabilities		5,952	(3,191)	—	—	—	10,307	13,068

	~~W~~	9,086,333	1,287,559	—	98,668	1,098	13,172	10,486,830

46

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

27.	Related Parties and Others

(a)	Related parties

Related parties as of March 31, 2023 are as follows:

Classification	Description
Subsidiaries(*)	LG Display America, Inc. and others

Associates(*)	Paju Electric Glass Co., Ltd. and others

Entity that has significant influence over the Company	LG Electronics Inc.

Subsidiaries of the entity that has significant influence over the Company	Subsidiaries of LG Electronics Inc.

(*)	Details of subsidiaries and associates are described in Note 8.

47

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

(b)

Significant transactions such as sales of goods and purchases of raw material and outsourcing service and others, which occurred in the normal course of business with related parties for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)	2023
	Sales and others		Dividend income	Purchase and others
				Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	2,376,290	—	—	—	—	4
LG Display Japan Co., Ltd.		148,873	—	—	—	—	61
LG Display Germany GmbH		219,704	—	—	—	—	29,164
LG Display Taiwan Co., Ltd.		296,281	—	—	—	—	396
LG Display Nanjing Co., Ltd.		26,398	—	1,178	—	376,805	5,623
LG Display Shanghai Co., Ltd.		108,973	—	—	—	—	—
LG Display Guangzhou Co., Ltd.		8,535	—	6,624	—	311,093	3,642
LG Display Shenzhen Co., Ltd.		66,895	—	—	—	—	—
LG Display Yantai Co., Ltd.		2	—	4,151	—	24,072	494
LG Display (China) Co., Ltd.		141	—	337,705	—	—	396
LG Display Singapore Pte. Ltd.		195,037	—	—	—	—	25
L&T Display Technology (Fujian) Limited		23,097	—	4	—	—	47
Nanumnuri Co., Ltd.		59	—	—	—	—	6,181
LG Display Guangzhou Trading Co., Ltd.		88,784	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		5,167	—	10,144	—	648,741	6,473
Suzhou Lehui Display Co., Ltd.		18,154	—	6,800	—	4,457	15
LG Display High-Tech (China) Co., Ltd.		3,137	—	827	—	649,552	802

	~~W~~	3,585,527	—	367,433	—	2,014,720	53,323

48

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

(In millions of won)	2023
				Purchase and others
	Sales and Others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
WooRee E&L Co., Ltd.	~~W~~	—	—	71	—	—	—
AVATEC Co., Ltd.		—	—	126	—	8,926	999
Paju Electric Glass Co., Ltd.		—	15,200	29,539	—	—	584
YAS Co., Ltd.		—	—	1,723	6,960	—	1,200

	~~W~~	—	15,200	31,459	6,960	8,926	2,783

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	48,737	—	2,332	16,233	—	28,755

49

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

(In millions of won)	2023
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	10,045	—	—	—	—	73
LG Electronics Vietnam Haiphong Co., Ltd.		140,929	—	—	—	—	204
LG Electronics Reynosa S.A. DE C.V.		7,300	—	—	—	—	268
LG Electronics U.S.A., Inc.		—	—	—	—	—	521
LG Electronics Egypt S.A.E		5,303	—	—	—	—	12
LG Innotek Co., Ltd.		1,628	—	10	—	—	21,002
P.T. LG Electronics Indonesia		5,896	—	—	—	—	797
Others		5,171	—	—	—	—	4,190

	~~W~~	176,272	—	10	—	—	27,067

	~~W~~	3,810,536	15,200	401,234	23,193	2,023,646	111,928

50

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

(In millions of won)	2022
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries
LG Display America, Inc.	~~W~~	2,991,168	—	—	—	—	9
LG Display Japan Co., Ltd.		416,018	—	—	—	—	—
LG Display Germany GmbH		516,196	—	—	—	—	10,697
LG Display Taiwan Co., Ltd.		636,722	—	—	—	—	426
LG Display Nanjing Co., Ltd.		12,894	—	702	—	441,944	4,112
LG Display Shanghai Co., Ltd.		153,626	—	—	—	—	3
LG Display Guangzhou Co., Ltd.		1,695	—	5,529	—	702,151	3,887
LG Display Shenzhen Co., Ltd.		235,246	—	—	—	—	—
LG Display Yantai Co., Ltd.		9	—	2,884	—	124,932	1,140
LG Display (China) Co., Ltd.		147	—	417,474	—	—	332
LG Display Singapore Pte. Ltd.		720,031	—	—	—	—	94
L&T Display Technology (Fujian) Limited		79,934	—	—	—	—	232
Nanumnuri Co., Ltd.		56	—	—	—	—	9,076
LG Display Guangzhou Trading Co., Ltd.		132,736	—	—	—	—	—
LG Display Vietnam Haiphong Co., Ltd.		4,131	—	6,143	—	636,975	3,739
Suzhou Lehui Display Co., Ltd.		120,715	—	12,334	—	—	—
LG Display High-Tech (China) Co., Ltd.		760	—	1,692	—	781,497	938

	~~W~~	6,022,084	—	446,758	—	2,687,499	34,685

51

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

(In millions of won)	2022
				Purchase and others
	Sales and Others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Associates
WooRee E&L Co., Ltd.	~~W~~	—	—	141	—	—	2
AVATEC Co., Ltd.		—	—	26	—	17,529	377
Paju Electric Glass Co., Ltd.		—	4,361	91,714	—	—	701
YAS Co., Ltd.		—	100	5,783	100	—	2,110

	~~W~~	—	4,461	97,664	100	17,529	3,190

Entity that has significant influence over the Company
LG Electronics Inc.	~~W~~	58,122	—	1,930	65,140	—	25,579

52

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

(In millions of won)	2022
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Acquisition of property, plant and equipment	Outsourcing fees	Other costs
Subsidiaries of the entity that has significant influence over the Company
LG Electronics India Pvt. Ltd.	~~W~~	13,472	—	—	—	—	63
LG Electronics Vietnam Haiphong Co., Ltd.		97,338	—	—	—	—	272
LG Electronics Reynosa S.A. DE C.V.		11,931	—	—	—	—	164
LG Electronics Egypt S.A.E		20,827	—	—	—	—	13
LG Innotek Co., Ltd.		906	—	22	—	—	21,940
P.T. LG Electronics Indonesia		18,566	—	—	—	—	248
Others		10,985	—	—	—	—	3,771

	~~W~~	174,025	—	22	—	—	26,471

	~~W~~	6,254,231	4,461	546,374	65,240	2,705,028	89,925

53

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

(c)	Trade accounts and notes receivable and payable as of March 31, 2023 and December 31, 2022 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2023		December 31, 2022	March 31, 2023	December 31, 2022
Subsidiaries
LG Display America, Inc.	~~W~~	973,347	1,193,850	40	6
LG Display Japan Co., Ltd.		98,246	142,262	42	—
LG Display Germany GmbH		93,622	20,386	10,309	26,855
LG Display Taiwan Co., Ltd.		104,353	77,003	198	77
LG Display Nanjing Co., Ltd.		170	181	1,527,598	1,126,398
LG Display Shanghai Co., Ltd.		262,610	184,266	—	—
LG Display Guangzhou Co., Ltd.		14	302	1,377,894	1,108,647
LG Display Guangzhou Trading Co., Ltd.		23,506	337,114	—	—
LG Display Shenzhen Co., Ltd.		19,041	108,860	—	—
LG Display Yantai Co., Ltd.		1	4	88,028	252,662
LG Display (China) Co., Ltd.		2,182	2,371	633,152	701,819
LG Display Singapore Pte. Ltd.		59,601	43,891	10	3
L&T Display Technology (Fujian) Limited		18,429	22,452	133,769	114,134
Nanumnuri Co., Ltd.		—	—	2,260	2,121
LG Display Vietnam Haiphong Co., Ltd.		29,550	37,050	1,078,136	1,198,073
Suzhou Lehui Display Co., Ltd.		11,930	13,208	8,078	7,600
LG Display High-Tech (China) Co., Ltd.		45,155	32,272	1,200,592	1,106,458

	~~W~~	1,741,757	2,215,472	6,060,106	5,644,853

54

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2023		December 31, 2022	March 31, 2023	December 31, 2022
Associates
WooRee E&L Co., Ltd.	~~W~~	878	878	78	152
AVATEC Co., Ltd.		—	—	1,636	3,756
Paju Electric Glass Co., Ltd.		15,200	—	28,070	30,431
YAS Co., Ltd.		—	—	10,872	5,827

	~~W~~	16,078	878	40,656	40,166

Entity that has significant influence over the Company
LG Electronics Inc.(*)	~~W~~	61,834	67,953	690,852	90,225

55

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	March 31, 2023		December 31, 2022	March 31, 2023	December 31, 2022

Subsidiaries of the entity that has significant influence over the Company
LG Innotek Co., Ltd.	~~W~~	3,255	3,646	202,913	204,067
LG Electronics Reynosa S.A. DE C.V		4,025	1,749	131	167
LG Electronics India Pvt. Ltd.		8,367	5,669	25	15
LG Electronics Vietnam Haiphong Co., Ltd.		91,489	50,173	71	53
LG Electronics Egypt S.A.E		2,363	2,008	6	—
P.T. LG Electronics Indonesia		4,463	4,524	296	195
Others		2,201	3,030	3,379	4,495

	~~W~~	116,163	70,799	206,821	208,992

	~~W~~	1,935,832	2,355,102	6,998,435	5,984,236

(*)	Trades accounts and notes payable and others as of March 31, 2023 includes long-term borrowings of ~~W~~650,000 million(see Note 12.(3))

56

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

(d)	Details of significant financing transactions with related parties for the three-month period ended March 31, 2023, is as follows:

(In millions of won)
Entity that has significant influence over the Controlling Company	Borrowings
LG Electronics Inc.	~~W~~	650,000

The Company entered into a loan agreement with LG Electronics Inc. on March 27, 2023 for a total borrowing amount of ~~W~~1,000,000 million, and received ~~W~~650,000 million on March 30, 2023 and ~~W~~350,000 million on April 20, 2023.

57

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

(e)	Conglomerate Transactions

Transactions, trade accounts and notes receivable and payable, and others between the Company and certain companies and their subsidiaries included in LG Group, one of the conglomerates in the Republic of Korea according to the Monopoly Regulation and Fair Trade Act for the three-month periods ended March 31, 2023 and 2022 and as of March 31, 2023 and December 31, 2022 are as follows. These entities are not related parties according to K-IFRS No. 1024, Related Party Disclosures.

(In millions of won)
	For the three-month period ended March 31, 2023			March 31, 2023
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Uplus Corp.	~~W~~	—	635	—	157
LG Chem Ltd. and its subsidiaries		68	79,294	25	81,883
D&O Corp. and its subsidiaries		77	207,925	—	224,698
LG Corp.		—	11,162	20,981	—
LG Management Development Institute		—	10,764	—	741
LG CNS Co., Ltd. and its subsidiaries		—	32,786	—	28,712
G2R Inc. and its subsidiaries		—	6,204	—	5,985
Robostar Co., Ltd.		—	195	—	215

	~~W~~	145	348,965	21,006	342,391

58

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

(In millions of won)
	For the three-month period ended March 31, 2022			December 31, 2022
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LX International Corp. and its subsidiaries(*1)	~~W~~	106,442	26,492	—	—
LG Uplus Corp.		—	606	—	349
LG Chem Ltd. and its subsidiaries		75	92,016	39	61,125
D&O Corp. and its subsidiaries (formerly, S&I Corp. and its subsidiaries)(*2)		77	186,210	—	195,059
LX Semicon Co., Ltd.(*1)		—	119,541	—	—
LG Corp.		—	15,048	14,979	6,287
LG Management Development Institute		—	7,963	—	524
LG CNS Co., Ltd. and its subsidiaries		—	19,392	17	77,533
G2R Inc. and its subsidiaries		—	9,236	—	11,193
Robostar Co., Ltd.		—	334	—	133

	~~W~~	106,594	476,838	15,035	352,203

(*1)	The separation of LX affiliates was approved by the Fair Trade Commission on June 21, 2022.
(*2)	S&I Corp. renamed its name as D&O Corp. on April 1, 2022.

59

LG DISPLAY CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

March 31, 2023 and 2022

(Unaudited)

27.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Compensation costs of key management for the three-month periods ended March 31, 2023 and 2022 are as follows:

(In millions of won)
	2023		2022
Short-term benefits	~~W~~	563	586
Expenses related to the defined benefit plan		89	85

	~~W~~	652	671

Key management refers to the registered directors who have significant control and responsibilities over the Company’s operations and business.

60

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.

(Registrant)

Date: May 15, 2023	By:	/s/ Suk Heo
(Signature)
	Name:	Suk Heo
	Title:	Director / Head of IR Division